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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CLARY CORPORATION
(Name of Subject Company)

CLARY CORPORATION
(Name of Person Filing Statement)

COMMON SHARES, $1.00 PAR VALUE
SERIES A PREFERRED SHARES, $5.00 PAR VALUE
(Title of Class of Securities)

182720102—Common Shares
None—Series A Preferred Stock
(CUSIP Number of Class of Securities)

Donald G. Ash
Treasurer and Chief Financial Officer
CLARY CORPORATION
1960 South Walker Avenue
Monrovia, California 91016
(626) 359-4486
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

With a copy to:
Nick E. Yocca, Esq.
Numan J. Siddiqi, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement under cover of Schedule 14D-9 (the "Statement") originally filed by Clary Corporation, a California corporation (the "Company") with the Securities and Exchange Commission on December 17, 2002. The Statement and this Amendment are filed in connection with the Tender Offer Statement on Schedule TO and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (collectively, the "Schedule TO-T/13E-3"), originally filed on behalf of Dynamic Power Corporation, a California corporation ("DPC") with the Securities and Exchange Commission on December 17, 2002, as amended and supplemented by Amendment No. 1 to the Schedule TO-T/13E-3, filed on behalf of DPC, Addmaster Corporation, and each of John G. Clary, John P. Clary and Hugh L. Clary (collectively, the "Purchaser") on January 7, 2003, and relate to the offer of DPC to purchase all of the outstanding common shares, $1.00 par value per share, and Series A preferred shares, $5.50 par value per share, of the Company held by the shareholders of the Company not affiliated with the Purchaser, including common shares issuable upon the exercise of vested employee stock options, for $2.00 per common share and $5.50 per Series A preferred share, net in cash, without interest thereon. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal dated December 17, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase and other related documents, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are incorporated by reference to Exhibits (a)(1) and (a)(2) of the Schedule TO-T/13E-3 originally filed on December 17, 2002. Additionally, the amendments and supplements contained in Amendment No. 1 to the Schedule TO-T/13E-3 are incorporated herein by reference.

        This Amendment is being filed by the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement. Except as otherwise indicated, the information in the Statement remains unchanged.

Item 2. Identity and Background of Filing Person

        Item 2, beginning on page 1, is amended and supplemented as follows:

        (a)  The second paragraph is amended by inserting the following text at the end thereof:

  "Amendment No. 1 to the Schedule TO-T/13E-3 was filed on behalf of DPC, Addmaster Corporation, and each of John G. Clary, John P. Clary and Hugh L. Clary on January 7, 2003, and the amendments and supplements contained in Amendment No. 1 to the Schedule TO-T/13E-3 are incorporated herein by reference. Amendment No. 1 to the Schedule TO-T/13E-3 states that each of Addmaster, John G. Clary, John P. Clary and Hugh L. Clary has expressly adopted the Schedule TO-T/13E-3 as if such person was originally a signatory thereto and each such person has assumed joint responsibility with DPC for the original dissemination of the Offer to the Unaffiliated Shareholders. As a result, references to DPC in this Statement, when referring to the filing person of the Schedule TO-T/13E-3 as well as to the bidder in the Offer, are hereby amended to refer collectively to DPC, Addmaster, John G. Clary, John P. Clary and Hugh L. Clary." (As noted in the introductory paragraph of this Amendment, such persons are defined collectively as the "Purchaser," and references to the "Purchaser" throughout this Amendment shall also refer collectively to such persons).

        (b)  The sixth paragraph is amended by inserting the following text at the end thereof:

  "The Schedule TO-T/13E-3 states that the principal executive offices of each of Addmaster, John G. Clary, John P. Clary and Hugh L. Clary are also located at 225 East Huntington Drive, Monrovia, California 91016."

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Item 3, beginning on page 2, is amended and supplemented as follows:

        (a)  The caption entitled "Arrangements between the Company and its Executive Officers, Directors and Affiliates," beginning on page 2, is amended by adding the following text after the second sentence:

  "See also Section 14 of the Offer to Purchase, as supplemented by Amendment No. 1 to the Schedule TO-T/13E-3, which is incorporated herein by this reference."

        (b)  The caption entitled "DPC's and Addmaster's Relationships with the Company's Directors," beginning on page 4, is amended by deleting the tenth paragraph thereunder in its entirety and inserting the following new paragraph in its place:

          "The Board then specifically considered the employment and other relationships between each of Messrs. Ash, Gilbert and Guerin and the Company in determining whether they were disinterested. Mr. Gilbert has no employment or other relationship with either the Purchaser, Addmaster or the Company, other than his position as a director of the Company. Mr. Ash has no employment or other relationship with the Purchaser or Addmaster, but he is a director and the Treasurer and Chief Financial Officer of the Company. Mr. Guerin also has no employment relationship with the Purchaser or Addmaster, but he is the beneficial owner of 4,600 common shares of Addmaster, and he is the Secretary of the Company. The Board determined that Mr. Guerin is disinterested for the following reasons. First, Mr. Guerin's share ownership in Addmaster is nominal, and equates to less than 1% of the total issued and outstanding shares of Addmaster. Second, Mr. Guerin does not have any other material relationships or affiliations with Addmaster, DPC or the Family Shareholders. Third, although Mr. Guerin is a director and the Secretary of the Company, he is not ostensibly deemed an employee of the Company since he is a practicing attorney who maintains his own independent office, his position as Secretary of the Company does not require Mr. Guerin to devote a significant amount of his time to the Company over and above what is required of him as a director, and his compensation from the Company is almost exclusively based on his service as an attorney."

Item 4. The Solicitation or Recommendation

        Item 4, beginning on page 7, is amended and supplemented as follows:

        (a)  The caption entitled "(b)(i) Background of the Offer; Contacts with DPC," beginning on page 8, is amended and supplemented as follows:

          (i)    The second paragraph is amended by inserting the following text at the end thereof:

  "However, Addmaster had always been dissuaded from making an offer due to the significant costs and expense associated with a going private transaction. By early 2002, however, Addmaster believed that the costs of maintaining the Company's status as a public company would increase significantly in order to comply with the new federal and state legislation and regulations. In evaluating the potential costs of going private against the continued expenses of operating a public company, Addmaster concluded that it was appropriate to move forward with a transaction."

          (ii)    After the third paragraph, the following new paragraphs are inserted:

          "On May 22, 2002, The Mentor Group presented to an officer of the Company a draft valuation report, based upon operating results of the Company through the first quarter ended March 31, 2002. In that valuation, The Mentor Group estimated the range of per share values of the Company's common shares to be between $1.75 and $2.04. A copy of this report is filed as Annex C to this Amendment and incorporated herein by reference.

          On August 5, 2002, The Mentor Group presented to an officer of the Company a revised draft valuation report based upon operating results for the six months ended June 30, 2002. By June 2002, it became apparent that large state budget deficits were forcing many municipalities to defer or forego battery backup purchases. This major shift, coupled with a longer lead time for new product development, was the principal reason for the projections to be revised from the May 22nd report. The Mentor Group estimated the range of per share values of the Company's common shares to be between $1.67 and $1.90, at June 30, 2002. A copy of this report is filed as Annex D to this Amendment and incorporated herein by reference.

          The final valuation report presented to the Special Committee on November 6, 2002 incorporated the Company's operating results for the nine months ended September 30, 2002 and estimated the range of per share values of the Company's common shares to be between $1.74 and $1.97. For the preparation of each draft report and the final report, The Mentor Group and the Company's management worked together in the development of the projections contained in the valuation (which are contained in Exhibits 3, 4.1 and 4.2 of each report). Both draft reports utilized the same procedures and analytical techniques as the final report, which are summarized in Section 6 of the Offer to Purchase, as supplemented by Amendment No. 1 to the Schedule TO-T/13E-3, which is incorporated herein by this reference."

          (iii)    The fourth paragraph is amended by deleting the reference in the first sentence to "John G. Clary and other members of the Clary family" and inserting "John G. Clary, John P. Clary, and Hugh L. Clary" in its place.

          (iv)    The fourth paragraph is amended by inserting the following text at the end thereof:

  "The participants at the meeting also agreed that John G. Clary would be responsible for representing DPC, Addmaster and the other Family Shareholders in the negotiations with the Company and any special committee that might be set up by the Board. The participants authorized John G. Clary to initiate negotiations with the Company by sending a letter to the Board with the Purchaser's offer."

          (v)    The sixth paragraph is amended by deleting the last sentence thereof in its entirety and inserting the following text in its place:

  "In the letter, the Purchaser indicated its intent to de-register and de-list the Company following a successful acquisition of the outstanding shares of the Company's capital stock, expressed the Purchaser's hope to have the Board support the Purchaser in the offer, and indicated the willingness of representatives of the Purchaser, as well as its legal counsel, to meet with the Board and/or its representatives to discuss the proposal."

          (vi)    The tenth paragraph is amended by deleting the fourth sentence thereof in its entirety and inserting the following text in its place:

  "The Special Committee specifically considered the fact that The Mentor Group was previously engaged jointly by Addmaster and the Company to perform a valuation analysis of the Company, with fees and expenses of The Mentor Group divided evenly between Addmaster and the Company, and concluded that no conflict of interest existed, for the reasons described below in this Item 4 under the caption entitled "(b)(ii) Reasons for the Recommendation of the Board and the Special Committee—2. The Mentor Group's Analyses and Opinion.""

          (vii)    The sixteenth paragraph is amended by deleting the paragraph in its entirety and inserting the following new paragraphs in its place:

          "From October 28, 2002 until November 22, 2002, attorneys for the Purchaser conducted due diligence on the Company. During the due diligence review, the Purchaser and its counsel contemplated and proposed to the Special Committee and its counsel several different types of transactions for dealing with the outstanding Series A preferred shares of the Company. Under one scenario, the Purchaser considered offering the holders of Series A preferred shares a price of $2.30 per share, reflecting a price equal to the common share Offer Price on an as-converted basis for the Series A preferred shares (reflecting a conversion ratio of 1.15 common shares for each Series A preferred share). However, it was noted that the rights, preferences and privileges of the Series A preferred shares provide for a liquidation preference as well as redemption at the Company's option in the amount of $5.50 per share, and therefore it would be unlikely that any holder would tender Series A preferred shares, or agree to a conversion of such shares in common shares, if such holder would ultimately receive less than $5.50 per share. As a result, the Purchaser proposed that the Company effect a redemption of the Series A preferred shares for $5.50 per share. However, the Special Committee expressed its concerns with incurring the transaction costs and time associated with conducting a redemption offering, and suggested that, given the fact that only 11,000 Series A preferred shares were outstanding, it would be most efficient for the Purchaser to simply offer $5.50 per share for the Series A preferred shares.

          On December 5, 2002, legal counsel representing the Purchaser delivered a draft of the Merger Agreement and Offer to Purchase to legal counsel representing the Special Committee.

          On December 9, 2002, the Special Committee held a telephonic meeting with a representative of The Mentor Group and legal counsel for the Special Committee, to discuss the Special Committee's on-going analysis of the fairness of the proposed common share Offer Price of $2.00 per share. Mr. Gilbert and Mr. Ash each reviewed with the Special Committee their respective independent analysis of the proposed common share Offer Price of $2.00 per share, which was based primarily on an assessment of fair market value based, in part, on historical trading prices and the lack of any meaningful alternative acquisition offer. Additionally, the Special Committee engaged in an extensive discussion with the representative of The Mentor Group with respect to the factors being considered by The Mentor Group in formulating its anticipated written fairness opinion. Based on their independent review and analysis, as well as the discussion with The Mentor Group, the Special Committee members determined that they did not have an adequate basis to make a counteroffer with respect to the proposed common share Offer Price.

          Following such discussion, the Special Committee and its legal counsel discussed key terms of the draft Merger Agreement and Offer to Purchase, and expressed their respective comments to the terms set forth in the drafts. The Special Committee instructed legal counsel to forward their comments and changes on the Merger Agreement and Offer to Purchase to legal counsel for the Purchaser, and also instructed legal counsel to prepare a draft Schedule 14D-9 for the Special Committee's review and completion.

          On December 11, 2002, the Special Committee held another telephonic meeting, with legal counsel also attending, as a joint drafting session for the draft Schedule 14D-9. The Special Committee authorized legal counsel to present the draft Schedule 14D-9 to the Purchaser and its legal counsel for their review and comment. The Special Committee also reviewed the anticipated schedule for finalizing the documents and commencing the tender offer.

          On December 11, 2002 and December 12, 2002, legal counsel for the Purchaser and legal counsel for the Special Committee engaged in negotiations, by telephone as well as electronic correspondence, regarding the terms of the draft Merger Agreement and Offer to Purchase. In particular, the parties focused on the treatment of option holders in the proposed transaction, the scope of representations and warranties being made by both the Company and the Purchaser in the Merger Agreement, the Company's obligations to pay the Purchaser's expenses in the event the Company terminates the transaction and the continued indemnity obligations of the Purchaser of the Company's officers and directors following the closing of the transaction. The Special

  Committee also provided its textual comments to the Offer to Purchase, namely to the sections which describe the actions and considerations of the Special Committee."

          (viii)    The nineteenth paragraph is amended by deleting the paragraph in its entirety and inserting the following text in its place:

          "On December 17, 2002, the Special Committee held a meeting to consider the Purchaser's proposed offer with the advice of its legal counsel and financial advisor. Legal counsel for the Special Committee advised the members of their fiduciary duties and summarized the proposed terms of the Merger Agreement and related documents. The financial advisor for the Special Committee reviewed its financial analysis of the price of $2.00 per common share payable in the proposed Offer and discussed its views with the Special Committee as to the fairness of the proposed common share Offer Price. The Mentor Group concluded that, based upon and subject to the matters set forth in its written opinion, the common share Offer Price was fair from a financial point of view to the Unaffiliated Shareholders. The Mentor Group delivered its written opinion dated as of December 17, 2002 to this effect to the Special Committee. The Special Committee members reflected on and discussed the views and conclusion of its financial advisor. Each member of the Special Committee then discussed the extent of his independent study and analysis of the materials relating to the proposed offer and merger over the past six-week period, and noted that, based in part on the fact that the Special Committee had access to independent counsel and a financial advisor, he felt comfortable with his performance as a Special Committee member. The Special Committee then summarily reviewed each of the key reasons for recommending approval of the proposed Offer and Merger, which reasons are described below in this Item 4 under the caption entitled "(b)(ii) Reasons for the Recommendation of the Board and the Special Committee." After open discussion, the Special Committee unanimously voted to determine that the Merger Agreement, the Offer and the Merger are fair from a financial point of view to, and in the best interests of, the Unaffiliated Shareholders of the Company, to approve the Merger Agreement, the Offer and the Merger and recommended that the Board approve the Offer and that Unaffiliated Shareholders tender their Shares pursuant to the Offer. The members of the Special Committee confirmed that each had relied on his knowledge of the business, financial condition and prospects of the Company, as well as the advice of financial and legal advisors, in evaluating the Merger Agreement, the Offer and the Merger."

        (b)  The caption entitled "(b)(ii) Reasons for the Recommendation of the Board and the Special Committee," beginning on page 11, is amended and supplemented as follows:

          (i)    In the first sentence of the first numbered subparagraph of the first paragraph, the word "Each" is replaced by the text "The Board considered the role of the Special Committee, and the fact that each...".

          (ii)    In the second sentence of the first numbered subparagraph of the first paragraph, the word "Because" is replaced by the text "The Board considered the fact that because...".

          (iii)    The following text is added at the end of the first numbered subparagraph of the first paragraph:

  "As a result, the Board's unanimous approval of the Merger Agreement, the Offer and the Merger at the December 17, 2002 meeting, established by vote of the required quorum of the Board (with the two Purchaser-affiliated directors attending for purposes of establishing a quorum but abstaining from the vote and one Purchaser-affiliated director not attending), constitutes the approval of the Merger Agreement, the Offer and the Merger by a majority of the directors of the Company who are disinterested and who are not employees of the Company."

          (iv)    In each of the numbered subparagraphs 2 through 14 under the first paragraph, each of the references to "Special Committee" is revised to read "Board and the Special Committee".

          (v)    After the second sentence of the second numbered subparagraph of the first paragraph, the following text is inserted:

  "With respect to the determination of the value (including good will and going concern value) of the Company, the Special Committee and the Board relied on The Mentor Group's analysis and specifically adopted such analysis as their own."

          (vi)    In the third sentence of the second numbered subparagraph of the first paragraph, the reference to "Section 6 of the Offer," is revised to read "Section 6 of the Offer to Purchase, as supplemented by Amendment No. 1 to the Schedule TO-T/13E-3".

          (vii)    The following text is added at the end of the second numbered subparagraph of the first paragraph:

  "Copies of the draft reports and the final report of The Mentor Group are available for inspection and copying at the principal executive offices of the Company during its regular business hours by an interested equity security holder of the Company or its representative who has been designated in writing. The Board's and the Special Committee's consideration of The Mentor Group's analyses and written opinion was not impacted by the fact that The Mentor Group had previously been engaged jointly by Addmaster and the Company to perform a valuation analysis of the Company, with fees and expenses of The Mentor Group divided evenly between Addmaster and the Company, as the Board and the Special Committee had concluded that no conflict of interest existed, for the following reasons. First, The Mentor Group had not had any direct dealings with Addmaster, its employees, officers or directors during the course of its engagement. Second, Addmaster had not commented on or expressed any indication of approval or disapproval of The Mentor Group's preliminary valuation analyses of the Company. Third, the Board and the Special Committee deemed it unlikely that Addmaster would have or be able to exert any influence over The Mentor Group merely as a result of the joint financial arrangement, given the fact that Addmaster's total payment to The Mentor Group amounted only to $18,000. Finally, The Mentor Group's compensation was structured so that it would receive a flat fee for its valuation analysis and written opinion (plus additional flat fees for updating the analysis and opinion as new financial data became available), plus an hourly fee for its assistance in completing the drafting of the Offer to Purchase and Schedule 14D-9. Thus, The Mentor Group does not face any conflict of interest arising from a direct financial interest in whether or not the Offer to Purchase and Merger are successful."

          (viii)    References to "shareholders" in the third and fifth sentences of the sixth numbered paragraph and in the first sentence of the eleventh numbered subparagraph of the first paragraph are revised to read "Unaffiliated Shareholders".

          (ix)    After the fourth sentence of the sixth numbered subparagraph of the first paragraph, the following text is inserted:

  "The trading market for the Company's common shares has remained very thinly traded for a significant period of time. Trades in the shares have been sporadic and it is not unusual for weeks to elapse between trades. As a result, any attempt for a shareholder to sell a significant amount of Company common shares results in an immediate drop in price. On one occasion within the past year, a shareholder of the Company directly contacted John G. Clary offering to sell shares to him or to Addmaster because the shareholder was unable to sell on the public market without dramatically affecting the price for those shares. See Section 14 of the Offer to Purchase, as supplemented by Amendment No. 1 to the Schedule TO-T/13E-3, which is incorporated herein by this reference."

          (x)    The fourteenth numbered subparagraph of the first paragraph is amended by deleting the second sentence thereof in its entirety and inserting the following text in its place:

  "Although the Company has not actively solicited any third party offers, it has similarly received no inquiries or offers from third parties to acquire the Company within the last two years. The Board and the Special Committee believe that it is unlikely that the Company would receive a solicited or an unsolicited third party offer given the substantial ownership interest in the Company by Addmaster and the Family Shareholders, and therefore the Board and the Special Committee do not believe that the Company has foregone any alternatives by not actively soliciting a third party offer, nor is the Board's or the Special Committee's determination of the fairness of the Offer affected by the Company's failure to actively solicit third party offers."

          (xi)    The following text is inserted as two new numbered subparagraphs after the fourteenth numbered subparagraph of the first paragraph:

          "15.    Goodwill and Going Concern Value. The Special Committee and the Board reviewed the goodwill and going concern value of the Company. With respect to the going concern value of the Company, included in The Mentor Group's range of fair market values is the calculated value of the generic intangible asset known as goodwill/going concern. The Mentor Group identified this asset class of the Company and individually listed it as goodwill or going concern value, and is shown as Item 6 in each of Exhibit 5 to The Mentor Group's notational valuation reports (see Annexes B through D to this Amendment). This identifiable intangible asset relates to the true operating relationship of assets in an ongoing business. It is the additional element of value which attaches to property by reason of its existence as an integral part of a going concern. Going concern value is manifested in the business's ability to resume business activity without interruption and to continue generating sales after an acquisition. In The Mentor Group's final report, the goodwill and going concern value of the Company approximates 38 percent to 47 percent of the market value of its underlying assets, as shown in Exhibits 5.1 and 5.2 of Annex B.

          16.    Potential Elimination of Regulatory Costs. The Board and the Special Committee considered that if, following its successful acquisition of the outstanding shares of the Company's capital stock, DPC seeks to de-register and de-list the Company, then the Company will no longer bear the cost of compliance with Securities and Exchange Commission regulations, including expenses associated with proxy rules and the preparation of periodic reports, as well as the cost of retaining accounting firms and directors' and officers' insurance for a public company, which the Company estimates collectively to be approximately $100,000 for the 2003 fiscal year."

          (xii)    The following text is added at the end of the second numbered subparagraph of the second paragraph on page 13:

  "Alternatively, if the Minimum Condition is not satisfied and the Purchaser determines to nevertheless consummate the Offer by waiving the Minimum Condition, in such case formal approval of all of the shareholders would be required to accomplish the Merger, unless the Commissioner of Corporations of the State of California approves the terms and conditions of the Merger and the fairness thereof after a hearing."

          (xiii)    After the first sentence of the fourth numbered subparagraph of the second paragraph, the following text is inserted:

  "At no time did the Special Committee impose any limitation on The Mentor Group regarding its conduct of work or the preparation of its fairness opinion. The Mentor Group maintained complete independence throughout the tenure of its engagement."

          (xiv)    In each of the numbered subparagraphs 1 through 5 under the third paragraph on page 14, each of the references to "Special Committee" is revised to read "Board and the Special Committee".

          (xv)    The following text is added at the end of the fifth numbered subparagraph of the third paragraph:

  "The Board and the Special Committee considered the necessity and desirability of retaining a professional investment advisor to act as a representative of the Unaffiliated Shareholders in negotiating the terms of the Offer or preparing a report on the fairness of the Offer to the Unaffiliated Shareholders. The Board and the Special Committee concluded that the efforts of any such independent Unaffiliated Shareholder representative would be duplicative of the efforts of the Special Committee and its independent financial advisor, and thus that engaging such a representative would be unnecessary. The Board and the Special Committee further concluded that the additional expense that the Company would incur to retain any such independent Unaffiliated Shareholder advisor would be significant in light of the total transaction size, and thus that engaging such a representative would be undesirable."

          (xvi)    The following text is inserted as a new numbered subparagraph after the fifth numbered subparagraph of the third paragraph:

          "6.    No Consideration of Liquidation Value. The Special Committee and the Board considered whether to conduct a detailed liquidation value analysis. In making their determination, the Special Committee and the Board relied on their own judgment that, given the nature of the Company's assets and business, that fair market value of the Company was the most appropriate measure of value and that liquidation value would not be relevant or material to security holders. Other than inventory and work in progress, the Company's tangible assets are comprised of a few specialized pieces of manufacturing equipment and tools, necessary to facilitate the assembly into a finished product of the UPS board set electronic circuits designed and supplied by Addmaster. The business of the Company is primarily the performance of assembly services. For example, for a naval shipboard application, the Company would take the board set supplied by Addmaster, mate it with an isolation transformer, add various circuit breakers and controls, mount the elements in a ruggedized rack-mountable chassis, design and mount appropriate cooling systems, utilize military style connectors, and qualify the design under a variety of standards and specifications. Accordingly, the Special Committee and the Board concluded that the assets of the Company could not be sold at prices that would be significantly higher than the book value of the assets. The Special Committee and the Board therefore looked at the book value of the Company to determine whether a liquidation analysis would produce a relevant or material measure of the value of the Company. Because the book value per share of the Company as of September 30, 2002 ($0.97) was less than one-half of the common share Offer Price, the Special Committee and the Board did not conduct any detailed liquidation analysis and did not consider liquidation value of the Company to be relevant or material to their determination of a fair common share Offer Price.

          The Special Committee and the Board further concluded that it was not appropriate to use liquidation value because it often assumes a forced sale within 90 to 120 days rather than valuing the assets as a going concern. Instead, the Special Committee and the Board considered fair market value and the analysis provided by The Mentor Group. The Special Committee and the Board believed that prudent prospective purchasers would not be interested in the liquidation value of individual assets, but rather their contribution to future income of a going concern business operation, including income derived from cost savings and productivity increases of its underlying assets. The Special Committee and the Board defined fair market value as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy nor to sell, and both having reasonable knowledge of relevant facts."

Item 9. Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of the Company, dated December 17, 2002 incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by the Company on December 17, 2002).
(a)(2)	The Offer to Purchase, dated December 17, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 of Dynamic Power Corporation, filed December 17, 2002).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(5)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit (a)(4) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(6)	Form of Instructions for Conditional Exercise (incorporated by reference to Exhibit (a)(5) to the TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(7)	Memorandum to Eligible Option Holders (incorporated by reference to Exhibit (a)(6) to the TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(8)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(7) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(9)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(8) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(10)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(9) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(11)	Opinion of The Mentor Group, dated as of December 17, 2002 (incorporated by reference to Exhibit (a)(11) or Annex A to the Schedule 14D-9 filed by the Company on December 17, 2002).
(a)(12)	The report of The Mentor Group, dated as of November 6, 2002 (incorporated by reference to Exhibit (a)(12) or Annex B to the Schedule 14D-9 filed by the Company on December 17, 2002).
(a)(13)	Press Release issued by DPC on November 6, 2002 (incorporated by reference to the Schedule TO-T/C filed on November 6, 2002).
(a)(14)	Press Release issued by the Company on November 8, 2002 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 8, 2002).
(a)(15)	Joint Press Release issued by DPC and the Company on December 17, 2002 (incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).

(a)(16)	The draft report of the Mentor Group, dated as of May 22, 2002 (included as Annex C to this Amendment).*
(a)(17)	The draft report of the Mentor Group, dated as of August 5, 2002 (included as Annex D to this Amendment).*
(e)(1)	Agreement & Plan of Merger, dated as of December 17, 2002, between DPC and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(e)(2)
Agreement for Non-Use and Non-Disclosure of Confidential Information, dated as of November 14, 2002, between the Company and DPC (incorporated by reference to Exhibit (d)(3) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(e)(3)
Excerpted portions of the Company's Definitive Proxy Statement on Schedule 14A, filed on April 15, 2002 (incorporated by reference to Exhibit(e)(3) to the Schedule 14D-9 filed by the Company on December 17, 2002).

*  Included with this Amendment

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARY CORPORATION
	By:	/s/ DONALD G. ASH Name: Donald G. Ash Title: Treasurer and Chief Financial Officer
Dated: January 7, 2003

ANNEX C

May 22, 2002

Mr. John G. Clary
Chairman
Clary Corporation
1960 South Walker Avenue
Monrovia, California 91016

Dear Mr. Clary:

At your request, we performed a valuation study to estimate the range of market values of the common stock of Clary Corporation ("Clary" or the "Company") at March 31, 2002 (the "Valuation Date" the date of the most recent publicly-disclosed financial information in the Company's Form 10-QSB report to the Securities and Exchange Commission). The purpose of this study is to assist Clary's management in certain aspects concerning a possible tender offer by Addmaster Corporation to acquire the remaining outstanding common shares of the Company which they do not currently own.

In this report we define market value as the most probable price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts. The most probable price is as of a specified date and is in cash, or in terms equivalent to cash, or in other precisely revealed terms, for which the specified property should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale.

The scope of our work included:

  1.
  Discussions with management of Clary at their business office concerning the business operations, economics and strategic goals of the Company at the Valuation Date;

  2.
  An analysis of: the audited annual financial statements of Clary from December 31, 1995 through December 31, 2001, compiled financial statements of the Company for the period ended March 31, 2002; and, certain supporting schedules of financial information relating to the previously stated material;

  3.
  An TMG prepared analysis of current and forecast growth and performance of the Company, in cooperation with Clary management, with respect to revenues, costs and expenses, net income, depreciation and amortization, capital expenditures, working capital and cash flow;

  4.
  An analysis of the underlying net assets of Clary at March 31, 2002, based upon the latest compiled financial statements as of that date; and

  5.
  Developing a range of market values, based upon our projections; and,

  6.
  A conduct of such other studies and analyses as we have deemed appropriate throughout the course of our engagement, with the intent of issuing a subsequent fairness opinion letter concerning a possible tender offer for certain Clary outstanding common stock.

Mr. John G. Clary	May 22, 2002	Page Two

  We assumed the business interests of the Company are being used as part of a continuing business operation. Assets which are special-purpose in nature may have little value if marketed piecemeal, yet they may provide a substantial contribution to the business. A prudent investor is not as interested in the liquidation value of individual assets as he is in their contribution to future income as part of a going concern.

  In the course of our work, management of Clary provided us with financial and economic data which we analyzed through general financial theory and applications, and which we accepted as fairly reflecting the Company's business operations. We did not perform any tests or audit procedures on this or any other data. Our analysis was based, in part, upon this information, as well as upon other economic or financial data that we developed or obtained from recognized reporting services. We did not make an independent appraisal of any properties or underlying assets of Clary.

  We estimated the market value of the equity in Clary's business enterprise using the insider corporate transaction approach, the discounted cash flow approach and the net underlying asset approach. Based upon our analysis using these methodologies, the rounded range of market values of Clary's equity, are as follows:

Estimated Market Value For Clary Corporation
$4,265,100 to $5,719,700

  Based upon 2,407,419 shares of common stock subject to a possible tender offer by Addmaster Corporation, we estimated the market value per share of Clary Corporation at March 31, 2002, as follows:

Estimated Market Value For Each Share of Common Stock
$1.75 to $2.04

  In connection with our valuation, we considered two scenarios. Our first scenario (indicated by a dot(.) 1 to our exhibits where applicable) was one in which we treated the Company's preferred stock as pure equity. Clary has two classes of convertible preferred stock issues for which a combined 452,688 common shares are reserved for conversion. The dilutive effect equals 15.82 percent. In our second scenario (dot 2), we treated the Company's preferred stock as a debt equivalent and considered no conversion of either of the preferred classes of stock to common stock. In the second scenario, we also added a premium for a controlling interest representing Addmaster's new stock position after buying the shares subject to tender.

  The Mentor Group, Inc. and Clary Corporation worked together in the development of the projected income statements contained in this valuation. The values which we determined using the discounted cash flow approach and net underlying assets approach are based, in part, upon the mutually developed forecasts for the years ending December 31, 2002 through December 31, 2003.

  We made no investigation of, and assumed no responsibility for, the title to or any liabilities against the assets analyzed. We have no present, prospective, direct or indirect interest in the business herein appraised. The compensation for the valuation study is not contingent upon our value reported.

Mr. John G. Clary	May 22, 2002	Page Three

  Our estimation of the market value of the Company is based upon conventional valuation methodologies and was prepared solely for the purpose stated above. The material contained in our report reflects our best judgment in light of the information available to us at the time of preparation and is subject to the assumptions and limiting conditions set forth in Appendix A, which are accepted and concurred by Clary.

  Any use which any third party makes of our estimation of market value, or any reliance on it, or decisions to be made based upon it, is the responsibility of that party. Our report is not to be referred to or distributed outside of Clary Corporation or Addmaster Corporation, except to the Company's independent accountants and attorneys. The material in our report may not be reprinted in whole or in part without the express consent of The Mentor Group, Inc.

  The preparation of a market value study is not susceptible to partial analysis or summary description. TMG believes that its analyses must be considered as a whole and that selecting portions of our analyses and the factors considered, without considering all analyses and factors, could create an incomplete view of the underlying analysis for this value determination. We customarily do not indicate that any of the analyses performed by us has a greater significance than any other.

  It must be emphasized that the value which we determined is strictly based upon Clary being a stand-alone company under its current senior management umbrella. We did not value the Company as if it were part of another group, except for Addmaster. There are certain synergies that could become evident in a merger with another business, such as operating and marketing efficiencies and tax benefits which could accrue to an acquiring party. The valuation of such synergies was beyond the scope of this engagement.

  The Mentor Group is a nationally recognized business valuation firm which is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, valuations for estate, corporate and other matters. Clary Corporation retained TMG based upon our qualifications, as well as our familiarity with the Company and the industry in which it operates.

  Attached to this letter are supporting notional exhibits which are an integral part of our value conclusions. As a notational valuation, we excluded a detailed narrative discussing background material of the nature and history of the Company, economic and industry statistics and a primer on valuation methodology. Each of our exhibits contains a summary of significant assumptions upon which we relied for our value conclusions. If we can be of any further service to you regarding matters discussed in this notational letter report, please contact us.

  Sincerely,

  THE MENTOR GROUP, INC.

  Attachment

  APPENDICES

  (to be included in final report)

A.
STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

B.
STATEMENT OF INDEPENDENCE

C.
STATEMENT OF QUALIFICATIONS

Appendix B

  STATEMENT OF INDEPENDENCE

  I attest, to the best of my knowledge and belief:

•
The statements contained in this valuation report are true and correct.

•
The reported analyses, estimations, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, estimations and conclusions.

•
I have no present or contemplated future interest in Clary Corporation or Addmaster Corporation, and I have no personal interest or bias with respect to the parties involved.

•
My compensation is not contingent upon the results of this valuation.

•
No one provided significant professional assistance to the person signing this report.

•
As of the date of this report, I have completed the requirements of the continuing education program of the American Society of Appraisers and the Institute of Business Appraisers.

•
I have acted in an independent capacity.

•
The reported analyses, estimations, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by the Appraisal Standards Board of the Appraisal Foundation.
/s/ RUSSELL A. PATTERSON Russell A. Patterson May 22, 2002 THE MENTOR GROUP

  LIST OF EXHIBITS

1.1
BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997-2001

1.2
INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997-2001

1.3
COMPANY FINANCIAL RATIOS THE YEARS ENDED DECEMBER 31, 1997-2001

2.1
CALCULATION OF THE DISCOUNT RATE FOR LOW END OF RANGE

2.2
CALCULATION OF THE DISCOUNT RATE FOR HIGH END OF RANGE

2.3
DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE

3
PROJECTED INCOME STATEMENTS

4.1
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW – LOW END

4.2
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW – HIGH END

4.3
DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH

5.1
CALCULATION OF EXCESS EARNING/GOODWILL – LOW END

5.2
CALCULATION OF EXCESS EARNING/GOODWILL – HIGH END

5.3
DISCUSSION OF EXCESS EARNING/NET UNDERLYING ASSET APPROACH

6.1
SUMMARY OF THE MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE – LOW END

6.2
SUMMARY OF THE MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE – PREFERRED STOCK BEING TREATED AS A DEBT EQUIVALENT AND PREMIUM FOR CONTROL ADDED – HIGH END

EXHIBIT 1.1

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL (a)
	1997	1998	1999	2000	2001
ASSETS
Cash	$621,000	$160,000	$284,000	$275,000	$837,000
Accounts Receivable	759,000	556,000	587,000	802,000	429,000
Inventory	1,442,000	1,685,000	1,783,000	1,950,000	2,045,000
Prepaid Expenses	47,000	34,000	57,000	40,000	54,000
Other Prepayments	0	0	0	0	0
Income Taxes	0	0	0	0	0

Current Assets	2,869,000	2,435,000	2,711,000	3,067,000	3,365,000

Fixed Assets (Net)	107,000	102,000	130,000	140,000	194,000
Other Assets – Patents and Deposit	59,000	67,000	12,000	16,000	9,000

Total Assets	$3,035,000	$2,604,000	$2,853,000	$3,223,000	$3,568,000

LIABILITIES AND EQUITY
Liabilities
Accounts Payable	$681,000	$297,000	$190,000	$208,000	$277,000
Notes/Contracts Payable	725,000	750,000	815,000	925,000	400,000
Accrued Expenses	98,000	95,000	77,000	64,000	113,000
Deposits	17,000	26,000	25,000	22,000	20,000
A/P Related Parties	0	0	283,000	565,000	251,000

Current Liabilities	1,521,000	1,168,000	1,390,000	1,784,000	1,061,000

LTD, LO and deferrals	600,000	1,150,000	600,000	600,000	600,000

Total Liabilities	2,121,000	2,318,000	1,990,000	2,384,000	1,661,000
Equity and Retained Earnings (b)	914,000	286,000	863,000	839,000	1,907,000

Total Liabilities and Equity	$3,035,000	$2,604,000	$2,853,000	$3,223,000	$3,568,000

SALIENT BALANCE SHEET DATA
Net Working Capital	$1,348,000	$1,267,000	$1,321,000	$1,283,000	$2,304,000
As % of Total Revenues	29.15%	35.18%	23.29%	23.48%	30.76%
Annual Inc. in Working Cap.	$(127,000)	$(81,000)	$54,000	$(38,000)	$1,021,000
% Inc./(dec.) Over Prior Year	-8.61%	-6.01%	4.26%	-2.88%	79.58%
Capital Expenditures for 12 month	$46,000	$21,000	$36,000	$32,000	$80,000

Summary of Significant Assumptions:

(a)
Information for the years ended December 31, 1997 to 2001 is from accountants audited reports.

EXHIBIT 1.2

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL (a)
											Cmpnd. Annual Growth Rate	Five-Year Weighted Average	Three-Year Weighted Average
	1997		1998		1999		2000		2001
Net Revenues:
Continuous Power Systems	$4,624,000	100.0%	$3,601,000	100.0%	$5,672,000	100.0%	$5,465,000	100.0%	$7,490,000	100.0%	12.8%	100.00%	100.00%
Total revenues	4,624,000	100.0%	3,601,000	100.0%	5,672,000	100.0%	5,465,000	100.0%	7,490,000	100.0%	12.8%	100.00%	100.00%

Cost of sales:
(Excluding depreciation)	3,164,000	68.4%	2,569,000	71.3%	3,786,000	66.7%	3,839,000	70.2%	4,694,000	62.7%	10.4%	67.05%	65.88%
Total cost of sales exp.	3,164,000	68.4%	2,569,000	71.3%	3,786,000	66.7%	3,839,000	70.2%	4,694,000	62.7%	10.4%	67.05%	65.88%

Depreciation & amortization	54,000	1.2%	26,000	0.7%	8,000	0.1%	22,000	0.4%	26,000	0.3%	-16.7%	0.43%	0.33%

Gross margin	1,406,000	30.4%	1,006,000	27.9%	1,878,000	33.1%	1,604,000	29.4%	2,770,000	37.0%	18.5%	32.53%	33.79%
Engineering/development	340,000	7.4%	362,000	10.1%	388,000	6.8%	395,000	7.2%	303,000	4.0%	-2.8%	6.47%	5.57%
SG&A expenses	1,097,000	23.7%	1,234,000	34.3%	1,287,000	22.7%	1,084,000	19.8%	1,171,000	15.6%	1.6%	21.19%	18.21%

Operating income	(31,000)	-0.7%	(590,000)	-16.4%	203,000	3.6%	125,000	2.3%	1,296,000	17.3%	ERR	4.86%	10.01%
Other income/(expense):
Interest income	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	ERR	0.00%	0.00%
Interest expense – LTD	(57,000)	-1.2%	(57,000)	-1.6%	(78,000)	-1.4%	(57,000)	-1.0%	(57,000)	-0.8%	0.0%	-1.10%	-0.96%
Disposal of assets	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	ERR	0.00%	0.00%
Other income	33,000	0.7%	103,000	2.9%	20,000	0.4%	51,000	0.9%	0	0.0%	-100.0%	0.75%	0.37%
Other interest	(76,000)	-1.6%	(80,000)	-2.2%	(91,000)	-1.6%	(99,000)	-1.8%	(71,000)	-0.9%	N.A.	-1.53%	-1.35%

Total other income/(expense)	(100,000)	-2.2%	(34,000)	-0.9%	(149,000)	-2.6%	(105,000)	-1.9%	(128,000)	-1.7%	6.4%	-1.88%	-1.93%

Income before taxes	(131,000)	-2.8%	(624,000)	-17.3%	54,000	1.0%	20,000	0.4%	1,168,000	15.6%	N.A.	2.99%	8.08%

Income taxes	(1,000)		(1,000)		(2,000)		(2,000)		(58,000)		N.A.	N.A.	N.A.

Net income	$(132,000)	-2.9%	$(625,000)	-17.4%	$52,000	0.9%	$18,000	0.3%	$1,110,000	14.8%	N.A.	2.71%	7.67%

Summary of Significant Assumptions:

(a)
Information for the years ended December 31, 1997 to 2001 is from accountants audited reports.

EXHIBIT 1.3

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY FINANCIAL RATIOS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL
	1997	1998	1999	2000	2001
Liquidity Ratios
Current	1.89	2.08	1.95	1.72	3.17
Quick	0.91	0.61	0.63	0.60	1.19
Activity Ratios
Accounts Collection Days	59.91	56.36	37.77	53.56	20.91
Inventory Turnover	2.19	1.52	2.12	1.97	2.30
Days Payable Due	78.56	42.20	18.32	19.78	21.54
% Working Capital/Sales	29.15%	35.18%	23.29%	23.48%	30.76%
Fixed Asset Turnover	43.21	35.30	43.63	39.04	38.61
Total Asset Turnover	1.52	1.38	1.99	1.70	2.10
Debt Ratios
Debt/Tangible Net Worth	2.32	8.10	2.31	2.84	0.87
Cash Flow/Current Portion LTD	N.A.	N.A.	N.A.	N.A.	N.A.
Fixed Assets/Tangible NW	0.12	0.36	0.15	0.17	0.10
Times Interest Earned	-1.30	-9.95	1.69	1.35	21.49
Profitable Ratios
% Profit B/Taxes on Total Assets	-4.32%	-23.96%	1.89%	0.62%	32.74%
% Profit B/Taxes on TNW	-14.33%	-218.18%	6.26%	2.38%	61.25%
Return on Total Assets	-4.35%	-24.00%	1.82%	0.56%	31.11%
% Return on Tangible Net Worth	-14.44%	-218.53%	6.03%	2.15%	58.21%

Summary of Significant Assumptions:

(a)
See Appendix E for definitions, computations and interpretations of the ratios.

EXHIBIT 2.1 – Low

THE MENTOR GROUP, INC.

CLARY CORPORATION
CALCULATION OF THE DISCOUNT RATE

I. COST OF DEBT

A.	Cost of Debt at March 31, 2002 (Actual Company Rate)	7.0%
B.	Tax Rate (combined Fed. & State)	39.0%

C.	After-tax Cost of Debt [A × (1-B)]	4.3%

II. COST OF COMMON EQUITY

Capital Asset Pricing Model:
A.	Estimated Unleveraged Beta Coefficient (a)	0.91
B.	Estimated Financial Risk Coefficient (b)	0.43
C.	Equity Risk Premium per Ibbotson Associates – net (c)	11.5%
D.	Total Premium [(A + B) × C]	15.4%
E.	Risk-free 30 Year T-Bond, March 31, 2002 (d)	5.5%
F.	Small Stock Premium – MicroCap Stocks (c)	4.4%
G.	Estimated Company Alpha Coefficient (f)	4.0%
H.	Cost of Equity (D + E + F + G)	29.3%

III. WEIGHTED AVERAGE COST OF CAPITAL

	Proportion (e)	Cost
Debt	24.9%	4.3%	1.1%
Equity	75.1%	29.3%	22.0%

			23.1%

SUMMARY OF SIGNIFICANT ASSUMPTIONS:

(a)
Per Stern Stewart Management Services, Inc.

(b)
Individual company risk factor gauging operating risk, strategic risk, asset management and corporate diversification.

(c)
"Stocks, Bonds, Bills and Inflation – 2001 Year Book (Market Results for 1926–2000)" by Ibbotson Associates, Chicago, Illinois.

(d)
Yield of 30-Year Treasury Bond at April 1, 2002, as reported in the "Wall Street Journal" on April 2, 2002 (closest trading date to Valuation Date).

(e)
Debt and equity as a percentage for total capital employed, are estimated using the mean of comparative companies matching Clary as found in "RMA Annual Statement Studies `00-01" and Dun & Bradstreet's "Key Business Ratios" for Standard Industrial Classification Code 3679 – Manufacturing, Electronic Components.

(f)
Alpha risk factor is warranted because of potential product pricing pressures in the marketplace, fragmented competitive forces, potential less than robust sales growth for uninterrupted power systems and margin pressures in the transportation and military application products.

    Certain numbers may not add because of rounding.

EXHIBIT 2.2 – High

THE MENTOR GROUP, INC.

CLARY CORPORATION
CALCULATION OF THE DISCOUNT RATE

I. COST OF DEBT

A.	Cost of Debt at March 31, 2002 (Actual Company Rate)	7.0%
B.	Tax Rate (combined Fed. & State)	39.0%

C.	After-tax Cost of Debt [A × (1-B)]	4.3%

II. COST OF COMMON EQUITY

Capital Asset Pricing Model:
A.	Estimated Unleveraged Beta Coefficient (a)	0.91
B.	Estimated Financial Risk Coefficient (b)	0.43
C.	Equity Risk Premium per Ibbotson Associates – net (c)	11.5%
D.	Total Premium [(A + B) × C]	15.4%
E.	Risk-free 30 Year T-Bond, March 31, 2002 (d)	5.5%
F.	Small Stock Premium – MicroCap Stocks (f)	0.0%
G.	Estimated Company Alpha Coefficient (g)	4.0%
H.	Cost of Equity (D + E + F + G)	24.9%

III. WEIGHTED AVERAGE COST OF CAPITAL

	Proportion (e)	Cost
Debt	24.9%	4.3%	1.1%
Equity	75.1%	24.9%	18.7%

			19.8%

SUMMARY OF SIGNIFICANT ASSUMPTIONS:

(a)
Per Stern Stewart Management Services, Inc.

(b)
Individual company risk factor gauging operating risk, strategic risk, asset management and corporate diversification.

(c)
"Stocks, Bonds, Bills and Inflation – 2001 Year Book (Market Results for 1926–2000)" by Ibbotson Associates, Chicago, Illinois.

(d)
Yield of 30-Year Treasury Bond at April 1, 2002, as reported in the "Wall Street Journal" on April 2, 2002 (closest trading date to Valuation Date).

(e)
Debt and equity as a percentage for total capital employed, are estimated using the mean of comparative companies matching Clary as found in "RMA Annual Statement Studies `00-01" and Dun & Bradstreet's "Key Business Ratios" for Standard Industrial Classification Code 3679 – Manufacturing, Electronic Components.

(f)
Addmaster Corporation currently owns 23.95 percent of Clary Corporation common stock. If Addmaster buys approximately 2.4 million shares of common stock, Addmaster would be a majority shareholder. To gain a majority position, a controlling premium should be considered. TMG calculated the control premium would offset the microcap stock risk factor of 4.4 percent.

(g)
Alpha risk factor is warranted because of potential product pricing pressures in the marketplace, fragmented competitive forces, potential less than robust sales growth for uninterrupted power systems and margin pressures in the transportation and military application products.

    Certain numbers may not add because of rounding.

Exhibit 2.3

DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE

The level of the discount rate is related to risk. In investment situations, risk refers to the possibility of success that lies between certainty (no risk) and complete uncertainty (infinite risk). Statistically, risk represents the probability of failure. The rate of return on an investment increases with the level of risk.

TMG based its assumption of the discount rate on the use of the Weighted Average Cost of Capital method (WACC). The cost of each component of a company's capital structure is calculated, and then weighted and summed over all sources.

There are two basic sources of financing available, namely, debt and equity. For the calculation of the DCF on debt-free basis, it is appropriate to use a discount rate based upon the optimal WACC for a company. We compared this capital structure to that of the industry average ratios of debt to total capital and equity to total capital. As Clary's structure does not closely approximate industry averages, we estimated the discount rate based upon an average of standard industry debt and equity levels found in RMA Annual Statement Studies – 2000-2001, published by Robert Morris Associates.

To determine the cost of debt, Kd, we used a calculation for the after-tax yield on debt instruments similar to those for which Clary would qualify. This after-tax cost of debt is calculated as follows:

Kd=K (1 - t)
Where,
Kd	=	after-tax cost of debt
K	=	average pre-tax yield
t	=	tax rate

Using this formula, we computed Clary's after-tax cost of debt at 4.e percent.

The cost of equity capital (Ke) can be defined as the minimum rate of return that a Company must earn on the equity-financed portion of its capital in order to leave the market price of its stock unchanged. We calculated the cost of the required return on Clary's stock by use of the Capital Asset Pricing Model (CAPM). CAPM utilizes the beta coefficient. Beta is the standard CAPM measure of systematic risk. It gauges the tendency of the return on a stock to move in parallel with the return of the stock market as a whole.

The fundamental statistical technique for estimating equity cost is to: (1) multiply the Company's beta coefficient by a leading market index risk premium; and, (2) add the result to the risk-free yield of U.S. Treasury securities. From The Value Line Investment Survey, Standard & Poor's Stock Reports and Stern Stewart Finance Handbook, we estimated a beta coefficient (both levered and unlevered to reflect the debt:equity ratio) to approximate the beta coefficient of Clary's industry. We then multiplied this beta by Ibbottson and Associates equity risk premium (SBBI, 2001 Year Book, Ibbottson Associates). To this we added the yield of 30-Year Treasury Bonds at March 31, 2002, as reported in The Wall Street Journal, to arrive at the appropriate cost of equity capital, before applying a 4.0 point alpha coefficient (see also footnote f).

The cost of equity is then weighted with the after-tax cost of debt to arrive at the WACC, which for this valuation is a range of 19.8 to 23.1 percent.

EXHIBIT 3

THE MENTOR GROUP, INC.

CLARY CORPORATION
PROJECTED INCOME STATEMENTS

	PROJECTED FOR THE YEARS ENDING DECEMBER 31,
	2002		2003		2004		2005		2006
		% Of Sales		% Of Sales		% Of Sales		% Of Sales		% Of Sales

NET REVENUES COMBINED (a)	$6,261,640	100.0%	$6,390,598	100.0%	$9,649,187	100.0%	$11,096,565	100.0%	$12,761,050	100.0%

TOTAL REVENUES	6,261,640	100.0%	6,390,598	100.0%	9,649,187	100.0%	11,096,565	100.0%	12,761,050	100.0%
COST OF GOODS SOLD EXPENSES: (a)(b)
COST OF SALES	3,880,338	62.0%	5,283,559	63.0%	6,076,093	63.0%	6,987,507	63.0%	8,035,633	63.0%

TOTAL CGS EXPENSES	3,880,338	62.0%	5,283,559	63.0%	6,076,093	63.0%	6,987,507	63.0%	8,035,633	63.0%
DEPRECIATION AND AMORTIZATION (c)	33,181	0.5%	41,417	0.5%	41,300	0.4%	40,972	0.4%	35,016	0.3%

GROSS MARGIN	2,348,121	37.5%	3,065,622	36.5%	3,531,794	36.6%	4,068,086	36.7%	4,690,401	36.8%
ENGINEERING/PRODUCT DEVELOP.	385,153	6.2%	467,530	5.6%	537,860	5.6%	818,309	5.6%	711,055	5.6%
GEN. AND ADMIN. EXPENSES (a)(b)(d)	1,084,264	17.3%	1,452,941	17.3%	1,670,882	17.3%	1,921,515	17.3%	2,209,742	17.3%

OPERATING INCOME	878,683	14.0%	1,145,151	13.6%	1,323,252	13.7%	1,528,263	13.8%	1,769,604	13.9%
OTHER INCOME/(EXPENSES):
OTHER EXPENSE	(216,842)	-3.5%	31,032	0.4%	35,686	0.4%	41,039	0.4%	47,195	0.4%
INTEREST EXPENSE – LTD (e)	(13,000)	-0.2%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
INTEREST EXPENSE – OTHER (f)	(59,356)	-0.9%	(62,324)	-0.7%	(65,440)	-0.7%	(66,712)	-0.6%	(72,148)	-0.6%

TOTAL OTHER INCOME/(EXPENSE)	(289,198)	-4.6%	(31,292)	-0.4%	(29,754)	-0.3%	(27,673)	-0.2%	(24,952)	-0.2%
TAXABLE INCOME	589,485	9.4%	1,113,859	13.3%	1,293,499	13.4%	1,500,590	13.5%	1,744,652	13.7%

INCOME TAXES (g)	58,946		221,658		257,406		296,618		243,030

NET INCOME	$530,536	8.5%	$892,201	10.6%	$1,036,092	10.7%	$1,201,973	10.6%	$1,501,622	11.6%

Summary of Significant Assumptions:

(a)
Net revenues for FY2002 to FY2006 are based upon TMG projection and forecasts, considering a discrete mix of volume and price increases.
(b)
Cost of goods sold are adjusted for depreciation and amortization. Expenses are based upon the three-year weighted average as a relationship to revenues.
(c)
Depreciation and amortization are based upon projected expenditures with no step up in basis of fixed assets, i.e., book value equals fair market value, using MACRS seven-year depreciation rates for FF&E and 39 years for real property. Placed-in-service dates are mid-year.
(d)
Selling, general and administrative expenses are based upon three-year weighted average, as a percent of revenues, adjusted for nonrecurring legal, accounting and registrant related filing fees for a nonpublic company.
(e)
All notes due 01/17/03 were converted to common stock at March 29, 2002.
(f)
Other interest (expense) considers a 0.5 percent increase in over prior year.
(g)
Income taxes reflect Federal and state income taxes at C corporation level; combined effective rate is 39.8 percent, based upon historical payment rates. As explained in Note 5 to the 2001 Financial Statements, the Company has an NOL of $1.24 million remaining in 2001. The NOL has been subtracted from statutory Federal tax rates in respective years of the forecast.

        Numbers may not add because of rounding.

EXHIBIT 4.1 – Low

THE MENTOR GROUP, INC.

CLARY CORPORATION
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW

NET REVENUES GROWTH IS BASED UPON CLARY AND TMG FORECASTS

		PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
		2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME		$530,536	$892,201	$1,036,092	$1,201,973	$1,501,622
PLUS: DEPRECIATION & AMORTIZATION		33,181	41,417	41,300	40,972	35,016

TOTAL SOURCES OF CASH		563,717	933,617	1,077,392	1,242,945	1,536,638
USES OF CASH
CAPITAL EXPENDITURES (a)		34,000	37,400	41,140	41,140	49,779
NOTE PAYOUT (b)		0	0	0	0	0
INCREASE IN WORKING CAPITAL (c)		(793,089)	513,710	303,693	349,247	401,634

TOTAL USES OF CASH		(759,089)	551,110	344,833	390,387	451,413

AVAILABLE (NET FREE) CASH FLOW		1,322,607	382,508	732,559	852,558	1,085,225
PRESENT VALUE FACTOR (d) @	23.1%	0.9014	0.7323	0.5950	0.4834	0.3927
PRESENT VALUE OF CASH FLOW		1,192,335	280,121	435,665	412,132	426,222

TOTAL PRESENT VALUE OF CASH FLOW		2,746,673

RESIDUAL VALUE (e)		2,230,832

TOTAL BUSINESS ENTERPRISE VALUE		$4,977,505

LESS: DEBT OUTSTANDING (b)		0

EQUITY VALUE BEFORE DISCOUNTS		$4,977,505

LESS: DISCOUNTS FOR LACK OF:
LIQUIDITY	0.0%
CONTROL (MINORITY INTEREST)	0.0%
KEY MANAGEMENT TEAM	0.0%	$0

EQUITY VALUE AFTER DISCOUNTS		$4,977,505

PLUS: AVG. EXCESS CASH IN RESPECTIVE YEAR		155,000
ADJUSTED EQUITY VALUE		$5,132,505

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.
(b)
All 9 1/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.
(c)
The increase in working capital is based upon latest four years simple average relationship to sales, or 24 percent.
(d)
The present value factor (PVF) is calculated using a discount rate of 23.8 percent, employing the WACC method (see Exhibit 2). The mid-year convention is used in calculating the PVF.
(e)
The residual value is calculated using the annuity-in-perpetuity method. Under this method the final year cash flow is multiplied by [(1 + growth rate)/(discount rate - growth rate)]. This value is then discounted back to the valuation date by the present value factor at the end of the final forecast period. The growth rate beyond the projection period is projected inflation rate of five (5) percent.

        Numbers may not add because of rounding.

EXHIBIT 4.2 – High

THE MENTOR GROUP, INC.

CLARY CORPORATION
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW

NET REVENUES GROWTH IS BASED UPON CLARY AND TMG FORECASTS

		PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
		2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME		$530,536	$892,201	$1,036,092	$1,201,973	$1,501,622
PLUS: DEPRECIATION & AMORTIZATION		33,181	41,417	41,300	40,972	35,016

TOTAL SOURCES OF CASH		563,717	933,617	1,077,392	1,242,945	1,536,638
USES OF CASH
CAPITAL EXPENDITURES (a)		34,000	37,400	41,140	41,140	49,779
NOTE PAYOUT (b)		0	0	0	0	0
INCREASE IN WORKING CAPITAL (c)		(793,089)	513,710	303,693	349,247	401,634

TOTAL USES OF CASH		(759,089)	551,110	344,833	390,387	451,413

AVAILABLE (NET FREE) CASH FLOW		1,322,607	382,508	732,559	852,558	1,085,225
PRESENT VALUE FACTOR (d) @	19.8%	0.9137	0.7628	0.6369	0.5317	0.4439
PRESENT VALUE OF CASH FLOW		1,208,669	291,792	466,551	453,317	481,749

TOTAL PRESENT VALUE OF CASH FLOW		2,902,078

RESIDUAL VALUE (e)		3,127,525

TOTAL BUSINESS ENTERPRISE VALUE		$6,029,603

LESS: P/S OUTSTANDING (f)		605,000
EQUITY VALUE BEFORE DISCOUNTS		$5,424,603

LESS: DISCOUNTS FOR LACK OF:
LIQUIDITY	0.0%
CONTROL (MINORITY INTEREST)	0.0%
KEY MANAGEMENT TEAM	0.0%	$0

EQUITY VALUE AFTER DISCOUNTS		$6,424,603

PLUS: AVG. EXCESS CASH IN RESPECTIVE YEAR		155,000
ADJUSTED EQUITY VALUE		$5,579,603

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.
(b)
All 9 1/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.
(c)
The increase in working capital is based upon latest four years simple average relationship to sales, or 24 percent.
(d)
The present value factor (PVF) is calculated using a discount rate of 19.8 percent, employing the WACC method (see Exhibit 2). The mid-year convention is used in calculating the PVF.
(e)
The residual value is calculated using the annuity-in-perpetuity method. Under this method the final year cash flow is multiplied by [(1 + growth rate)/(discount rate - growth rate)]. This value is then discounted back to the valuation date by the present value factor at the end of the final forecast period. The growth rate beyond the projection period is current inflation rate of five (5) percent.
(f)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

        Numbers may not add because of rounding.

EXHIBIT 4.3

DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH

In the discounted cash flow (DCF) approach, TMG compiled projected income statements, shown in Exhibit 3, to forecast available future cash flow. This valuation method is based upon the assumed price an investor will pay for a company, which is the present value of the future stream of income he expects to receive from his investment.

Available (net free) cash flow [debt-free] is the amount that could be paid to the owner(s) without impairment of business operations and without consideration for its capital structure. Algebraically, it is defined as follows:

Calculation of Available (Net Free) Cash Flow
After Tax
Excess of Revenues Over Expenses
(Before Interest)

Plus (+)
Depreciation and Other Non-Cash Charges

Minus (-)
Capital Expenditures, Changes in Working Capital
and Non-Cash Credits

Equals (=)

Available (Net Free) Cash Flow

Estimated future debt-free cash flows for Clary are based upon projected income statements (as shown in Exhibit 3). These statements were compiled, in part, using historical income statements.

After future debt-free cash flows are forecast, available (net free) cash flow is discounted to indicate present value. The future streams of cash flow beyond the forecast period, or the residual value at the end of the forecast period, is also discounted to indicate an estimate of present value. The sum of these two present values, less outstanding debt, represents an estimate of what a prudent investor would pay for the shares of the business.

TMG valued Clary as a going concern and assumed business operations would continue well into the future. The future stream of cash flows beyond the forecast period is referred to as residual value. The annuity in perpetuity method is used to calculate the estimated business enterprise residual value. The annuity in perpetuity multiple is defined by the equation:

Cash flow multiple =	1
K - g

The cash flow was multiplied by the available (net free) cash flow of the final year in the forecast, adjusted for the assumed long-term growth rate. This result was discounted to the Valuation Date using the year ending present value factor, as opposed to a midyear present value factor which we used for calculating the discounted cash flow for each of the preceding years. The result of this calculation was the present value of the business enterprise residual value.

EXHIBIT 5.1 - Low

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF EXCESS EARNINGS/GOODWILL
(Dollars in Thousands)

1.	PROJECTED EARNINGS BEFORE CAPITAL CHARGES OR EARNINGS BEFORE INTEREST AND DEPRECIATION (EBID) (a)	$530.5
2.	(LESS): DEPRECIATION (a)	33.2

3.	EARNINGS BEFORE INTEREST CHARGES	563.7
4.	(LESS): ECONOMIC RETURN ON NET TANGIBLE ASSETS, DEBT AND IDENTIFIABLE INTANGIBLE ASSETS
	PERCENT RETURN (b)	03/31/02 MARKET VALUE (MV)	DERIVED NET INCOME
Working Capital (c)	4.3%	2,340.0	99.9
Fixed Assets (c)	4.3%	225.0	9.6
Other Assets (c)	4.3%	11.0	0.5

Total		$2,576.0		(110.0)

5.	EXCESS EARNINGS ATTRIBUTABLE TO GOODWILL (d)	453.7

6.	GOODWILL (EXCESS EARNINGS CAPITALIZED 23.1%)	$1,965.6

7.	SUMMARY OF MARKET VALUES (MV)
	Net Tangible Assets (Net Working Capital and Fixed Assets)	2,565.0
	Other Assets	11.0
	Goodwill/Intangible Assets	1,965.6
	(Less): Long Term Debt or Equivalents (e)	0.0

		4,541.6
	(Less): Discount (See Exhibit 4) 0.0%	0.0

	MV of Underlying Assets of Clary Corporation	$4,541.6

Summary of Significant Assumptions:

(a)
Information presented is taken from Income Statement for the year ending December 31, 2002.

(b)
The percent return is based upon an after tax calculation (see Exhibit 2).

(c)
Working capital and other assets are assumed to equal fair market value for FY 2002. Fixed assets (M&E) are stepped up to market value to compensate for MACRS depreciation.

(d)
Excess earnings are capitalized by dividing excess earnings attributable to goodwill by the expected rate of return. This rate of return approximates the cost of capital, as calculated in Exhibit 2.

(e)
In this valuation scenario the Company's preferred stock is treated as pure equity. A dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

EXHIBIT 5.2 – High

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF EXCESS EARNINGS/GOODWILL
(Dollars in Thousands)

1.	PROJECTED EARNINGS BEFORE CAPITAL CHARGES OR EARNINGS BEFORE INTEREST AND DEPRECIATION (EBID) (a)	$530.5
2.	(LESS): DEPRECIATION (a)	33.2

3.	EARNINGS BEFORE INTEREST CHARGES	563.7
4.	(LESS): ECONOMIC RETURN ON NET TANGIBLE ASSETS, DEBT AND IDENTIFIABLE INTANGIBLE ASSETS
	PERCENT RETURN (b)	03/31/02 MARKET VALUE (MV)	DERIVED NET INCOME
Working Capital (c)	4.3%	2,340.0	99.9
Fixed Assets (c)	4.3%	225.0	9.6
Other Assets (c)	4.3%	11.0	0.5

Total		$2,576.0		(110.0)

5.	EXCESS EARNINGS ATTRIBUTABLE TO GOODWILL (d)	453.7

6.	GOOD WILL (EXCESS EARNINGS CAPITALIZED 19.8%)	$2,294.1

7.	SUMMARY OF MARKET VALUES (MV)
	Net Tangible Assets (Net Working Capital and Fixed Assets)	2,565.0
	Other Assets	11.0
	Goodwill/Intangible Assets	2,294.1
	(Less): Long Term Debt or Equivalents (e)	(605.0)

		4,265.1
	(Less): Discount (See Exhibit 4) 0.0%	0.0

	MV of Underlying Assets of Clary Corporation	$4,265.1

Summary of Significant Assumptions:

(a)
Information presented is taken from Income Statement for the year ending December 31, 2002.

(b)
The percent return is based upon an after tax calculation (see Exhibit 2).

(c)
Working capital and other assets are assumed to equal fair market value for FY 2002. Fixed assets (M&E) are stepped up to market value to compensate for MACRS depreciation.

(d)
Excess earnings are capitalized by dividing excess earnings attributable to goodwill by the expected rate of return. This rate of return approximates the cost of capital, as calculated in Exhibit 2.

(e)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

EXHIBIT 5.3

DISCUSSION OF THE EXCESS EARNINGS/NET UNDERLYING ASSET APPROACH

In the excess earnings/net underlying asset approach, a pro forma analysis of the company on a stand-alone basis is performed. In addition to estimating the fair market value of the net tangible assets and other assets of Clary, the existence of goodwill in the Company is analyzed and its value is calculated. Goodwill is based upon earnings capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a reasonable rate of return on the net tangible assets, other assets and long-term debt.

Pro forma earnings before interest and depreciation (EBID) was calculated for the fiscal year ending December 31, 2002, based upon TMG projected income statements and other information provided by Clary management. From the calculated EBID, Clary's/TMG's projection of year ending 2002 depreciation expenses was deducted. This yielded earnings before interest after capital charges.

Next, we analyzed the net tangible assets and the underlying debt of the Company and the respective economic returns that a prudent investor would require on these assets and the long-term debt. The net tangible assets of Clary include primarily working capital and fixed assets. The estimated after tax economic return on the working capital is 4.3 percent. This return was estimated based upon the range of returns as represented by the returns on debt and equity capital, shown in Exhibit 2, and adjusted for perceived levels of risk. The estimated after tax return on the net tangible assets is 4.3 percent based upon the current interest rate Clary would pay on any debt instrument.

The derived net income streams accruing from the net underlying assets are summed and the amount is deducted from earnings before interest. The result is excess earnings attributable to goodwill. Goodwill is estimated by capitalizing (dividing the earnings by the expected rate of return) these excess earnings. We assumed a reasonable after-tax rate of return for goodwill equates to the cost of capital. Hence, calculated excess earnings were capitalized at a rate of a range from 19.8 to 23.1 in Exhibit 5.1 and 5.2.

EXHIBIT 6.1 – Low

THE MENTOR GROUP, INC.

CLARY CORPORATION
SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE (a)

APPROACH TO VALUATION	MARKET VALUE		ACCORDED WEIGHT	TOTAL VALUE (100% BASIS)
Company Buyout of Employee S/H	$5,719,694	(b)	20.0%	$1,143,939
Discounted Cash Flow	$5,132,505		40.0%	$2,053,002
Excess Earnings	$4,541,650		40.0%	$1,816,660

			100.0%

Market Value on a 100 Percent Basis = Total Capitalization				$5,013,601

Market Value of Common Stock Only (84.18%)			Rounded	$4,220,452

Market Value Per Common Share After Dilution				$1.75

(Based Upon 2,407,419 Shares Outstanding)

Summary of Significant Assumptions:

(a)
In this valuation scenario the Company's preferred stock is treated as pure equity. A dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.
(b)
Represents the 100 percent equivalent of a Company purchase of 95,000 common shares from a former employee for $2.00 per share on 2002.

EXHIBIT 6.2 – High

THE MENTOR GROUP, INC.

CLARY CORPORATION
SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE (a)

APPROACH TO VALUATION	MARKET VALUE		ACCORDED WEIGHT	TOTAL VALUE (100% BASIS)
Company Buyout of Employee S/H	$4,814,838	(b)	20.0%	$962,968
Discounted Cash Flow	$5,579,603		40.0%	$2,231,841
Excess Earnings	$4,265,057		40.0%	$1,706,023

			100.0%

Market Value on a 100 Percent Basis = Total Capitalization				$4,900,832

Market Value of Common Stock Only (100.0%)			Rounded	$4,901,000

Market Value Per Common Share After Dilution				$2.04

(Based Upon 2,407,419 Shares Outstanding)

Summary of Significant Assumptions:

(a)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.
(b)
Represents the 100 percent equivalent of a Company purchase of 95,000 common shares from a former employee for $2.00 per share on 2002.

ANNEX D

August 5, 2002

Board of Directors
Clary Corporation
C/o Mr. Donald G. Ash
Treasurer and Assistant Secretary
1960 South Walker Avenue
Monrovia, California 91016

Dear Mr. Ash:

At your request, we performed a valuation study to estimate the range of market values of the common stock of Clary Corporation ("Clary" or the "Company") at June 30, 2002 (the "Valuation Date" the date of the most recent publicly-disclosed financial information in the Company's Form 10-QSB report to the Securities and Exchange Commission). The purpose of this study is to assist Clary's management in certain aspects concerning a possible tender offer by Addmaster Corporation to acquire the remaining outstanding common shares of the Company which they do not currently own.

In this report we define market value as the most probable price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts. The most probable price is as of a specified date is in cash, or in terms equivalent to cash, or in other precisely revealed terms, for which the specified property should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale.

The scope of our work included:

  1.
  Discussions with management of Clary at their business office concerning the business operations, economics and strategic goals of the Company at the Valuation Date;

  2.
  An analysis of: the audited annual financial statements of Clary from December 31, 1995 through December 31, 2001, compiled financial statements of the Company for the period ended June 30, 2002; and, certain supporting schedules of financial information relating to the previously stated material;

  3.
  An TMG prepared analysis of current and forecast growth and performance of the Company, in cooperation with Clary management, with respect to revenues, costs and expenses, net income, depreciation and amortization, capital expenditures, working capital and cash flow;

  4.
  An analysis of the underlying net assets of Clary at June 30, 2002, based upon the latest compiled financial statements as of that date; and

  5.
  Developing a range of market values, based upon our projections; and,

  6.
  A conduct of such other studies and analyses as we have deemed appropriate throughout the course of our engagement, with the intent of issuing a subsequent fairness opinion letter concerning a possible tender offer for certain Clary outstanding common stock.

Mr. Donald G. Ash	August 5, 2002	Page Two

We assumed the business interests of the Company are being used as part of a continuing business operation. Assets which are special-purpose in nature may have little value if marketed piecemeal, yet they may provide a substantial contribution to the business. A prudent investor is not as interested in the liquidation value of individual assets as he is in their contribution to future income as part of a going concern.

In the course of our work, management of Clary provided us with financial and economic data which we analyzed through general financial theory and applications, and which we accepted as fairly reflecting the Company's business operations. We did not perform any tests or audit procedures on this or any other data. Our analysis was based, in part, upon this information, as well as upon other economic or financial data that we developed or obtained from recognized reporting services. We did not make an independent appraisal of any properties or underlying assets of Clary.

We estimated the market value of the equity in Clary's business enterprise using the insider corporate transaction approach, the discounted cash flow approach and the net underlying asset approach. Based upon our analysis using these methodologies, the rounded range of market values of Clary's equity, are as follows:

Estimated Market Value
For Clary Corporation

$4,022,200 to $4,579,000

Based upon an approximate 1.831 million shares of common stock subject to a possible tender offer by Addmaster Corporation, we estimated the market value per share of Clary Corporation at June 30, 2002, as follows:

Estimated Market Value For
Each Share of Common Stock

$1.67 to $1.90

In connection with our valuation, we considered two scenarios. Our first scenario (indicated by a dot (.) 1 to our exhibits where applicable) was one in which we treated the Company's preferred stock as pure equity. Clary has two classes of convertible preferred stock issues for which a combined 452,688 common shares are reserved for conversion. The dilutive effect equals 15.82 percent. In our second scenario (dot 2), we treated the Company's preferred stock as a debt equivalent and considered no conversion of either of the preferred classes of stock to common stock. In the second scenario, we also added a premium for a controlling interest representing Addmaster's new stock position after buying the shares subject to tender.

The Mentor Group, Inc. and Clary Corporation worked together in the development of the projected income statements contained in this valuation. The values which we determined using the discounted cash flow approach and net underlying assets approach are based, in part, upon the mutually developed forecasts for the years ending December 31, 2002 through December 31, 2003.

We made no investigation of, and assumed no responsibility for, the title to or any liabilities against the assets analyzed. We have no present, prospective, direct or indirect interest in the business herein appraised. The compensation for the valuation study is not contingent upon our value reported.

Mr. Donald G. Ash	August 5, 2002	Page Three

Our estimation of the market value of the Company is based upon conventional valuation methodologies and was prepared solely for the purpose stated above. The material contained in our report reflects our best judgment in light of the information available to us at the time of preparation and is subject to the assumptions and limiting conditions set forth in Appendix A, which are accepted and concurred by Clary.

Any use which any third party makes of our estimation of market value, or any reliance on it, or decisions to be made based upon it, is the responsibility of that party. . Our report is not to be referred to or distributed outside of Clary Corporation or Addmaster Corporation, except to the Company's independent accountants and attorneys. The material in our report may not be reprinted in whole or in part without the express consent of The Mentor Group, Inc.

The preparation of a market value study is not susceptible to partial analysis or summary description. TMG believes that its analyses must be considered as a whole and that selecting portions of our analyses and the factors considered, without considering all analyses and factors, could create an incomplete view of the underlying analysis for this value determination. We customarily do not indicate that any of the analyses performed by us has a greater significance than any other.

It must be emphasized that the value which we determined is strictly based upon Clary being a stand-alone company under its current senior management umbrella. We did not value the Company as if it were part of another group, except for Addmaster. There are certain synergies that could become evident in a merger with another business, such as operating and marketing efficiencies and tax benefits which could accrue to an acquiring party. The valuation of such synergies was beyond the scope of this engagement.

The Mentor Group is a nationally recognized business valuation firm which is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, valuations for estate, corporate and other matters. Clary Corporation retained TMG based upon our qualifications, as well as our familiarity with the Company and the industry in which it operates.

Attached to this letter are supporting notional exhibits which are an integral part of our value conclusions. As a notational valuation, we excluded a detailed narrative discussing background material of the nature and history of the Company, economic and industry statistics and a primer on valuation methodology. Each of our exhibits contains a summary of significant assumptions upon which we relied for our value conclusions. If we can be of any further service to you regarding matters discussed in this notational letter report, please contact us.

Sincerely,

THE MENTOR GROUP, INC.

Attachment

APPENDICES

A.
STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

B.
STATEMENT OF INDEPENDENCE

C.
STATEMENT OF QUALIFICATIONS

Appendix B

STATEMENT OF INDEPENDENCE

I attest, to the best of my knowledge and belief:

•
The statements contained in this valuation report are true and correct.

•
The reported analyses, estimations, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, estimations and conclusions.

•
I have no present or contemplated future interest in Clary Corporation or Addmaster Corporation, and I have no personal interest or bias with respect to the parties involved.

•
My compensation is not contingent upon the results of this valuation.

•
No one provided significant professional assistance to the person signing this report.

•
As of the date of this report, I have completed the requirements of the continuing education program of the American Society of Appraisers and the Institute of Business Appraisers.

•
I have acted in an independent capacity.

•
The reported analyses, estimations, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by the Appraisal Standards Board of the Appraisal Foundation.
/s/ RUSSELL A. PATTERSON Russell A. Patterson August 5, 2002 THE MENTOR GROUP

NOTATIONAL REPORT ON THE VALUATION OF

CLARY CORPORATION

FOR STOCK TENDER PURPOSES

AT JUNE 30, 2002

(BASED UPON CLARY AND THE MENTOR GROUP DEVELOPED PROJECTIONS)

LIST OF EXHIBITS

1.1
BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997-2001

1.2
INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997-2001

1.3
COMPANY FINANCIAL RATIOS THE YEARS ENDED DECEMBER 31, 1997-2001

2.1
CALCULATION OF THE DISCOUNT RATE FOR LOW END OF RANGE

2.2
CALCULATION OF THE DISCOUNT RATE FOR HIGH END OF RANGE

2.3
DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE

3
PROJECTED INCOME STATEMENTS

4.1
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW – LOW END

4.2
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW – HIGH END

4.3
DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH

5.1
CALCULATION OF EXCESS EARNING/GOODWILL – LOW END

5.2
CALCULATION OF EXCESS EARNING/GOODWILL – HIGH END

5.3
DISCUSSION OF EXCESS EARNING/NET UNDERLYING ASSET APPROACH

6.1
SUMMARY OF THE MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE – LOW END

6.2
SUMMARY OF THE MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE – PREFERRED STOCK BEING TREATED AS A DEBT EQUIVALENT AND PREMIUM FOR CONTROL ADDED – HIGH END

EXHIBIT 1.1

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL (a)
	1997	1998	1999	2000	2001
ASSETS
Cash	$621,000	$160,000	$284,000	$275,000	$837,000
Accounts Receivable	759,000	556,000	587,000	802,000	429,000
Inventory	1,442,000	1,685,000	1,783,000	1,950,000	2,045,000
Prepaid Expenses	47,000	34,000	57,000	40,000	54,000
Other Prepayments	0	0	0	0	0
Income Taxes	0	0	0	0	0

Current Assets	2,869,000	2,435,000	2,711,000	3,087,000	3,365,000

Fixed Assets (Net)	107,000	102,000	130,000	140,000	194,000
Other Assets – Patents and Deposit	59,000	67,000	12,000	16,000	9,000

Total Assets	$3,035,000	$2,064,000	$2,853,000	$3,223,000	$3,568,000

LIABILITIES AND EQUITY
Liabilities
Accounts Payable	$681,000	$297,000	$190,000	$208,000	$277,000
Notes/Contracts Payable	725,000	750,000	815,000	925,000	400,000
Accrued Expenses	98,000	95,000	77,000	64,000	113,000
Deposits	17,000	26,000	25,000	22,000	20,000
A/P Related Parties	0	0	283,000	565,000	251,000

Current Liabilities	1,521,000	1,168,000	1,390,000	1,784,000	1,061,000

LTD, LO and deferrals	600,000	1,150,000	600,000	600,000	600,000

Total Liabilities	2,121,000	2,318,000	1,990,000	2,384,000	1,661,000
Equity and Retained Earnings (b)	914,000	286,000	863,000	839,000	1,907,000

Total Liabilities and Equity	$3,035,000	$2,604,000	$2,853,000	$3,223,000	$3,568,000

SALIENT BALANCE SHEET DATA
Net Working Capital	$1,348,000	$1,267,000	$1,321,000	$1,283,000	$2,304,000
As % of Total Revenues	29.15%	35.18%	23.29%	23.48%	30.75%
Annual Inc. In Working Cap.	$(127,000)	$(81,000)	$54,000	$(38,000)	$1,021,000
% Inc./(dec.) Over Prior Year	-6.61%	-6.01%	4.26%	-2.88%	79.58%
Capital Expenditures for 12 month	$46,000	$21,000	$36,000	$32,000	$80,000

Summary of Significant Assumptions:

(a)
Information for the years ended December 31, 1997 to 2001 is from accountants audited reports.

EXHIBIT 1.2

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL(a)
											Cmpnd. Annual Growth Rate	Five-Year Weighted Average	Three-Year Weighted Average
	1997		1998		1999		2000		2001
Net Revenues:
Continuous Power Systems	$4,824,000	100.0%	$3,601,000	100.0%	$5,672,000	100.0%	$5,485,000	100.0%	$7,490,000	100.0%	12.8%	100.00%	100.00%

Total revenues:	4,624,000	100.0%	3,601,000	100.0%	5,672,000	100.0%	5,465,000	100.0%	7,490,000	100.0%	12.8%	100.00%	100.00%

Cost of sales:
(Excluding depreciation)	3,164,000	68.4%	2,589,000	71.3%	3,786,000	66.7%	3,839,000	70.2%	4,694,000	62.7%	10.4%	67.05%	65.88%

Total cost of sales exp.	3,164,000	68.4%	2,569,000	71.3%	3,786,000	66.7%	3,839,000	70.2%	4,594,000	62.7%	10.4%	67.05%	85.88%

Depreciation & amortization	54,000	1.2%	26,000	0.7%	8,000	0.1%	22,000	0.4%	26,000	0.3%	-16.7%	0.43%	0.33%

Gross margin	1,408,000	30.4%	1,006,000	27.9%	1,878,000	33.1%	1,604,000	29.4%	2,770,000	37.0%	18.5%	32.53%	33.79%
Engineering/development	340,000	7.4%	382,000	10.1%	388,000	6.8%	395,000	7.2%	303,000	4.0%	-2.8%	6.47%	5.57%
SG&A expenses	1,097,000	23.7%	1,234,000	34.3%	1,287,000	22.7%	1,084,000	19.8%	1,171,000	15.8%	1.6%	21.19%	18.21%

Operating Income	(31,000)	-0.7%	(590,000)	-15.4%	203,000	3.6%	125,000	2.3%	1,296,000	17.3%	ERR	4.86%	10.01%
Other Income/(expense):
Interest income	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	ERR	0.00%	0.00%
Interest expense - LTD	(57,000)	-1.2%	(57,000)	-1.6%	(78,000)	-1.4%	(57,000)	-1.0%	(57,000)	-0.8%	0.0%	-1.10%	-0.96%
Disposal of assets	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	ERR	0.00%	0.00%
Other Income	33,000	0.7%	103,000	2.9%	20,000	0.4%	51,000	0.9%	0	0.0%	-100.0%	0.75%	0.37%
Other Interest	(78,000)	-1.6%	(80,000)	-2.2%	(91,000)	-1.6%	(99,000)	-1.8%	(71,000)	-0.9%	NA	-1.53%	-1.35%

Total other Income/(expense)	(100,000)	-2.2%	(34,000)	-0.9%	(149,000)	-2.8%	(105,000)	-1.9%	(128,000)	-1.7%	6.4%	-1.88%	-1.93%

Income before taxes	(131,000)	-2.8%	(624,000)	-17.3%	54,000	1.0%	20,000	0.4%	1,188,000	15.6%	N.A	2.99%	8.08%

Income taxes	(1,000)		(1,000)		(2,000)		(2,000)		(58,000)		N.A	N.A	N.A

Net Income	($132,000)	-2.9%	($825,000)	-17.4%	$52,000	0.9%	$18,000	0.3%	$1,110,000	14.8%	N.A	2.71%	7.67%

Summary of Significant Assumptions:

(a)
Information for the years ended December 31, 1997 to 2001 is from accountants audited reports.

EXHIBIT 1.3

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY FINANCIAL RATIOS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL
	1997	1998	1999	2000	2001
Liquidity Ratios
Current	1.89	2.08	1.95	1.72	3.17
Quick	0.91	0.61	0.63	0.60	1.19
Activity Ratios
Accounts Collection Days	59.91	58.38	37.77	53.56	20.91
Inventory Turnover	2.19	1.52	2.12	1.97	2.30
Days Payable Due	78.56	42.20	18.32	19.78	21.54
% Working Capital/Sales	29.15%	35.18%	23.29%	23.48%	30.76%
Fixed Asset Turnover	43.21	35.30	43.63	39.04	38.61
Total Asset Turnover	1.52	1.38	1.99	1.70	2.10
Debt Ratios
Debt/Tangible Net Worth	2.32	8.10	2.31	2.84	0.87
Cash Flow/Current Portion LTD	N.A.	N.A.	N.A.	N.A.	N.A.
Fixed Assets/Tangible NW	0.12	0.36	0.15	0.17	0.10
Times Interest Earned	-1.30	-9.95	1.69	1.35	21.49
Profitable Ratios
% Profit B/Taxes on Total Asse	-4.32%	-23.96%	1.89%	0.62%	32.74%
% Profit B/Taxes on TNW	-14.33%	-218.18%	6.26%	2.38%	61.25%
Return on Total Assets	-4.35%	-24.00%	1.82%	0.56%	31.11%
% Return on Tangible Net Wort	-14.44%	-218.53%	6.03%	2.15%	58.21%

Summary of Significant Assumptions:

(e)
See Appendix E for definitions, computations and interpretations of the ratios.

EXHIBIT 2.1 – Low

THE MENTOR GROUP, INC.

CLARY CORPORATION
CALCULATION OF THE DISCOUNT RATE

I. COST OF DEBT

A. Cost of Debt at June 30, 2002 (Actual Company Rate)	7.0%
B. Tax Rate (combined Fed. & State)	39.8%

C. After-tax Cost of Debt [A x (1-B)]	4.2%

II. COST OF COMMON EQUITY

Capital Asset Pricing Model:
A. Estimated Unleveraged Beta Coefficient (a)	0.91
B. Estimated Financial Risk Coefficient (b)	0.43
C. Equity Risk Premium per Ibbotson Associates - net (c)	11.5%
D. Total Premium [(A + B) x C]	15.4%
E. Risk-free 30 Year T-Bond, June 30, 2002 (d)	5.4%
F. Small Stock Premium - MicroCap Stocks (c)	4.4%
G. Estimated Company Alpha Coefficient (f)	3.0%
H. Cost of Equity (D + E + F + G)	28.2%

III. WEIGHTED AVERAGE COST OF CAPITAL

	Proportion(e)		Cost
Debt	25.5%	4.2%	1.1%
Equity	74.5%	28.2%	21.0%

			22.1%

SUMMARY OF SIGNIFICANT ASSUMPTIONS:

(a)
Per Stern Stewart Management Services, Inc.
(b)
Individual company risk factor gauging operating risk, strategic risk, asset management and corporate diversification.
(c)
"Stocks, Bonds, Bills and Inflation - 2001 Year Book (Market Results for 1926-2000)" by Ibbotson Associates, Chicago, Illinois.
(d)
Yield of 30-Year Treasury Bond at July 1, 2002, as reported in the "Wall Street Journal" on July 2, 2002 (closest trading date to Valuation Date).
(e)
Debt and equity as a percentage for total capital employed, are estimated using the mean of comparative companies matching Clary as found in "RMA Annual Statement Studies ‘00-01" and Dun & Bradstreet's "Key Business Ratios" for Standard Industrial Classification Code 3679 -Manufacturing, Electronic Components.
(f)
Alpha risk factor is warranted because of potential product pricing pressures in the marketplace, fragmented competitive forces, potential less than robust sales growth for uninterrupted power systems and margin pressures in the transportation and military application products.

    Certain numbers may not add because of rounding.

EXHIBIT 2.2 – High

THE MENTOR GROUP, INC.

CLARY CORPORATION
CALCULATION OF THE DISCOUNT RATE

I. COST OF DEBT

A.	Cost of Debt at June 30, 2002 (Actual Company Rate)	7.0%
B.	Tax Rate (combined Fed. & State)	39.8%

C.	After-tax Cost of Debt [A × (1-B)]	4.2%

II. COST OF COMMON EQUITY

Capital Asset Pricing Model:
A.	Estimated Unleveraged Beta Coefficient (a)	0.91
B.	Estimated Financial Risk Coefficient (b)	0.43
C.	Equity Risk Premium per Ibbotson Associates – net (c)	11.5%
D.	Total Premium [(A + B) × C]	15.4%
E.	Risk-free 30 Year T-Bond, June 30, 2002 (d)	5.4%
F.	Small Stock Premium – MicroCap Stocks (f)	0.0%
G.	Estimated Company Alpha Coefficient (g)	3.0%
H.	Cost of Equity (D + E + F + G)	23.8%

III. WEIGHTED AVERAGE COST OF CAPITAL

	Proportion (e)	Cost
Debt	25.5%	4.2%	1.1%
Equity	74.5%	23.8%	17.7%

			18.8%

SUMMARY OF SIGNIFICANT ASSUMPTIONS:

(a)
Per Stern Stewart Management Services, Inc.
(b)
Individual company risk factor gauging operating risk, strategic risk, asset management and corporate diversification.
(c)
"Stocks, Bonds, Bills and Inflation – 2001 Year Book (Market Results for 1926–2000)" by Ibbotson Associates, Chicago, Illinois.
(d)
Yield of 30-Year Treasury Bond at July 1, 2002, as reported in the "Wall Street Journal" on July 2, 2002 (closest trading date to Valuation Date).
(e)
Debt and equity as a percentage for total capital employed, are estimated using the mean of comparative companies matching Clary as found in "RMA Annual Statement Studies `00-01" and Dun & Bradstreet's "Key Business Ratios" for Standard Industrial Classification Code 3679 – Manufacturing, Electronic Components.
(f)
Addmaster Corporation currently owns 23.95 percent of Clary Corporation common stock. If Addmaster buys 1,830,771 shares of common stock not currently owned, it would be a majority shareholder. To gain a majority position, a controlling premium should be considered. TMG calculated the control premium would offset the microcap stock risk factor of 4.4 percent.
(g)
Alpha risk factor is warranted because of potential product pricing pressures in the marketplace, fragmented competitive forces, potential less than robust sales growth for uninterrupted power systems and margin pressures in the transportation and military application products.

    Certain numbers may not add because of rounding.

Exhibit 2.3

DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE

The level of the discount rate is related to risk. In investment situations, risk refers to the possibility of success that lies between certainty (no risk) and complete uncertainty (infinite risk). Statistically, risk represents the probability of failure. The rate of return of an investment increases with the level of risk.

TMG based its assumption of the discount rate on the use of the Weighted Average Cost of Capital method (WACC). The cost of each component of a company's capital structure is calculated, and then weighted and summed over all sources.

There are two basic sources of financing available, namely, debt and equity. For the calculation of the DCF on a debt-free basis, it is appropriate to use a discount rate based upon the optimal WACC for a company. We compared this capital structure to that of the industry average ratios of debt to total capital and equity of total capital. As Clary's structure does not closely approximate industry averages, we estimated the discount rate based upon an average of standard industry debt and equity levels found in RMA Annual Statement Studies – 2000-2001, published by Robert Morris Associates.

To determine the cost of debt, Kd, we used a calculation for the after-tax yield on debt instruments similar to those for which Clary would qualify. This after-tax cost of debt is calculated as follows:

Kd = K(l-t)

Where,
Kd	= after-tax cost of debt
K	= average pre-tax yield
t	= tax rate

Using this formula, we computed Clary's after-tax cost of debt at 4.2 percent.

The cost of equity capital (Ke) can be defined as the minimum rate of return that a Company must earn on the equity-financed portion of its capital in order to leave the market price of its stock unchanged. We calculated the cost of the required return on Clary's stock by use of the Capital Asset Pricing Model (CAPM). CAPM utilizes the beta coefficient. Beta is the standard CAPM measure of systematic risk. It gauges the tendency of the return on a stock to move in parallel with the return of the stock market as a whole.

The fundamental statistical technique for estimating equity cost is to: (1) multiply the Company's beta coefficient by a leading market index risk premium; and, (2) add the result to the risk-free yield of U.S. Treasury securities. From The Value Line Investment Survey, Standard & Poor's Stock Reports and Stern Stewart Finance Handbook, we estimated a beta coefficient (both levered and unlevered to reflect the debt:equity ratio) to approximate the beta coefficient of Clary's industry. We then multiplied this beta by Ibbottson and Associates equity risk premium (SBBI, 2001 Year Book, Ibbottson Associates). To this we added the yield of 30-Year Treasury Bonds at July 1, 2002, as reported in The Wall Street Journal, to arrive at the appropriate cost of equity capital, before applying a 3.0 point alpha coefficient (see also footnote f).

The cost of equity is then weighted with the after-tax cost of debt to arrive at the WACC, which for this valuation is a range of 18.8 to 22.1 percent.

EXHIBIT 3

THE MENTOR GROUP, INC.

CLARY CORPORATION
PROJECTED INCOME STATEMENTS

	2002		2003		2004		2005		2006
	PROJECTED FOR THE YEARS ENDING DECEMBER 31,
		% Of sales		% Of sales		% Of sales		% Of sales		% Of sales
NET REVENUES COMBINED(a)	$6,261,640	100.0%	$8,390,598	100.0%	$9,649,187	100.0%	$11,096,565	100.0%	$12,761,050	100.0%

TOTAL REVENUES	6,261,640	100.0%	8,390,598	100.0%	9,649,187	100.0%	11,096,565	100.0%	12,761,050	100.0%
COST OF GOODS SOLD EXPENSES: (a)(b)
COST OF SALES	3,880,338	62.0%	5,220,630	62.2%	6,003,724	62.2%	6,904,283	62.2%	7,939,925	62.2%

TOTAL CGS EXPENSES	3,880,338	62.0%	5,220,630	62.2%	6,003,724	62.2%	6,904,283	62.2%	7,939,925	62.2%
DEPRECIATION AND AMORTIZATION (c)	33,181	0.5%	39,132	0.5%	34,868	0.4%	31,099	0.3%	25,198	0.2%

GROSS MARGIN	2,348,121	37.5%	3,130,836	37.3%	3,610,595	37.4%	4,161,184	37.5%	4,795,927	37.6%
ENGINEERING/PRODUCT DEVELOP.	385,153	6.2%	467,530	5.6%	537,660	5.6%	618,309	5.6%	711,055	5.6%
GEN. AND ADMIN. EXPENSES (a)(b)(d)	1,084,284	17.3%	1,452,941	17.3%	1,670,882	17.3%	1,921,515	17.3%	2,209,742	17.3%

OPERATING INCOME	878,683	14.0%	1,210,365	14.4%	1,402,053	14.5%	1,621,361	14.6%	1,875,130	14.7%
OTHER INCOME/(EXPENSES):
OTHER EXPENSE	(216,642)	-3.5%	31,032	0.4%	35,686	0.4%	41,039	0.4%	47,195	0.4%
INTEREST EXPENSE - LTD (e)	(13,000)	-0.2%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
INTEREST EXPENSE - OTHER (f)	(31,000)	-0.5%	(32,550)	-0.4%	(34,178)	-0.4%	(35,886)	-0.3%	(37,681)	-0.3%

TOTAL OTHER INCOME/(EXPENSE)	(260,842)	-4.2%	(1,518)	-0.0%	1,509	0.0%	5,153	0.0%	9,515	0.1%
TAXABLE INCOME	617,841	9.9%	1,208,847	14.4%	1,403,562	14.5%	1,626,514	14.7%	1,884,645	14.8%

INCOME TAXES (g)	61,784		247,619		558,618		647,352		750,089

NET INCOME	$556,057	8.9%	$961,227	11.5%	$844,944	8.8%	$979,161	8.8%	$1,134,556	8.9%

Summary of Significant Assumptions:

(a)
Net revenues for FY2002 to FY2006 are based upon TMG projection and forecasts, considering a discrete mix of volume and price increases.

(b)
Cost of goods sold are adjusted for depreciation and amortization. Expenses are based upon the three-year weighted average as a relationship to revenues.

(c)
Depreciation and amortization are based upon projected expenditures with no step up in basis of fixed assets, i.e., book value equals fair market value, using MACRS seven-year depreciation rates for FF&E and 39 years for real property. Placed-in-service dates are mid-year.

(d)
Selling, general and administrative expenses are based upon three-year weighted average, as a percent of revenues, adjusted for nonrecurring legal, accounting and registrant related filing fees for a nonpublic company.

(e)
All notes due 01/17/03 were converted to common stock at March 29, 2002.

(f)
Other interest (expense) considers a 0.5 percent increase in over prior year.

(g)
Income taxes reflect Federal and state income taxes at C corporation level; combined effective rate is 39.8 percent, based upon historical payment rates. As explained in Note 5 to the 2001 Financial Statements, the Company has an NOL of $1.24 million remaining in 2001. The NOL has been subtracted from statutory Federal tax rates in respective years of the forecast.

Numbers
may not add because of rounding.

EXHIBIT 4.1 – Low

THE MENTOR GROUP, INC.

CLARY CORPORATION
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW

NET REVENUES GROWTH IS BASED UPON CLARY AND TMG FORECASTS

		PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
		2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME		$556,057	$960,942	$844,460	$978,418	$1,133,817
PLUS: DEPRECIATION & AMORTIZATION		33,181	39,417	35,672	32,333	26,425

TOTAL SOURCES OF CASH		589,238	1,000,359	880,132	1,010,751	1,160,243
USES OF CASH
CAPITAL EXPENDITURES (a)		20,000	22,000	24,200	24,200	29,282
NOTE PAYOUT (b)		0	0	0	0	0
IN(DE)CREASE IN WORKING CAPITAL (c)		(650,392)	562,227	332,375	382,231	439,566

TOTAL USES OF CASH		(630,392)	584,227	356,575	406,431	468,848

AVAILABLE (NET FREE) CASH FLOW		1,219,630	416,132	523,557	604,320	691,395
PRESENT VALUE FACTOR (d) @	22.1%	0.9050	0.7413	0.6071	0.4973	0.4073
PRESENT VALUE OF CASH FLOW		1,103,789	308,465	317,874	300,520	281,611

TOTAL PRESENT VALUE OF CASH FLOW		2,312,259

RESIDUAL VALUE (e)		1,565,772

TOTAL BUSINESS ENTERPRISE VALUE		$3,878,032

LESS: DEBT OUTSTANDING (f)		0
EQUITY VALUE BEFORE DISCOUNTS		$3,878,032

LESS: DISCOUNTS FOR LACK OF:
LIQUIDITY	0.0%
CONTROL (MINORITY INTEREST)	0.0%
KEY MANAGEMENT TEAM	0.0%	$0
EQUITY VALUE AFTER DISCOUNTS		$3,878,032

PLUS: AVG. EXCESS CASH AT 6/60/02		440,100
ADJUSTED EQUITY VALUE		$4,318,132

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.

(b)
All 91/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.

(c)
The increase in working capital is based upon last five years weighted average relationship to sales, or 26.8 percent.

(d)
The present value factor (PVF) is calculated using a discount rate of 23.1 percent, employing the WACC method (see Exhibit 2.1). The mid-year convention is used in calculating the PVF.

(e)
The residual value is calculated using the annuity-in-perpetuity method. Under this method the final year cash flow is multiplied by [(1+growth rate)/(discount rate-growth rate)]. This value is then discounted back to the valuation date by the present value factor at the end of the final forecast period. The growth rate beyond the projection period is projected inflation rate of five (5) percent.

        Numbers may not add because of rounding.

EXHIBIT 4.2 – High

THE MENTOR GROUP, INC.

CLARY CORPORATION
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW

NET REVENUES GROWTH IS BASED UPON CLARY AND TMG FORECASTS

		PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
		2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME		$556,057	$960,942	$844,460	$978,418	$1,133,817
PLUS: DEPRECIATION & AMORTIZATION		33,181	39,417	35,672	32,333	26,425

TOTAL SOURCES OF CASH		589,238	1,000,359	880,132	1,010,751	1,160,243
USES OF CASH
CAPITAL EXPENDITURES (a)		20,000	22,000	24,200	24,200	29,282
NOTE PAYOUT (b)		0	0	0	0	0
IN(DE)CREASE IN WORKING CAPITAL (c)		(625,210)	570,788	337,437	388,052	446,260

TOTAL USES OF CASH		(605,210)	592,788	361,637	412,252	475,542

AVAILABLE (NET FREE) CASH FLOW		1,194,448	407,571	518,496	598,499	684,701
PRESENT VALUE FACTOR (d) @	19.8%	0.9137	0.7628	0.6369	0.5317	0.4439
PRESENT VALUE OF CASH FLOW		1,091,386	310,911	330,218	318,230	303,950

TOTAL PRESENT VALUE OF CASH FLOW		2,354,696

RESIDUAL VALUE (e)		1,973,249

TOTAL BUSINESS ENTERPRISE VALUE		$4,327,945

LESS: P/S OUTSTANDING (f)		605,000
EQUITY VALUE BEFORE DISCOUNTS		$3,722,945

LESS: DISCOUNTS FOR LACK OF:
LIQUIDITY	0.0%
CONTROL (MINORITY INTEREST)	0.0%
KEY MANAGEMENT TEAM	0.0%	$0
EQUITY VALUE AFTER DISCOUNTS		$3,722,945

PLUS: AVG. EXCESS CASH AT 06/30/02		440,100
ADJUSTED EQUITY VALUE		$4,163,045

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.

(b)
All 91/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.

(c)
The increase/(de)crease in working capital is based upon last five years weighted average relationship to sales, or 26.8 percent.

(d)
The present value factor (PVF) is calculated using a discount rate of 19.8 percent, employing the WACC method (see Exhibit 2.2). The mid-year convention is used in calculating the PVF.

(e)
The residual value is calculated using the annuity-in-perpetuity method. Under this method the final year cash flow is multiplied by [(1+growth rate)/(discount rate-growth rate)]. This value is then discounted back to the valuation date by the present value factor at the end of the final forecast period. The growth rate beyond the projection period is current inflation rate of five (5) percent.

(f)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

        Numbers may not add because of rounding.

EXHIBIT 4.3

DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH

In the discounted cash flow (DCF) approach, TMG compiled projected income statements, shown in Exhibit 3, to forecast available future cash flow. This valuation method is based upon the assumed price an investor will pay for a company, which is the present value of the future stream of income he expects to receive from his investment.

Available (net free) cash flow [debt-free] is the amount that could be paid to the owner(s) without impairment of business operations and without consideration for its capital structure. Algebraically, it is defined as follows:

Calculation of Available (Net Free) Cash Flow
After Tax
Excess of Revenues Over Expenses
(Before Interest)

Plus (+)
Depreciation and Other Non-Cash Charges

Minus (–)
Capital Expenditures, Changes in Working Capital
and Non-Cash Credits

Equals (=)

Available (Net Free) Cash Flow

Estimated future debt-free cash flows for Clary are based upon projected income statements (as shown in Exhibit 3). These statements were compiled, in part, using historical income statements.

After future debt-free cash flows are forecast, available (net free) cash flow is discounted to indicate present value. The future streams of cash flow beyond the forecast period, or the residual value at the end of the forecast period, is also discounted to indicate an estimate of present value. The sum of these two present values, less outstanding debt, represents an estimate of what a prudent investor would pay for the shares of the business.

TMG valued Clary as a going concern and assumed business operations would continue well into the future. The future stream of cash flows beyond the forecast period is referred to as residual value. The annuity in perpetuity method is used to calculate the estimated business enterprise residual value. The annuity in perpetuity multiple is defined by the equation:

Cash flow multiple =	1 K – g

The cash flow was multiplied by the available (net free) cash flow of the final year in the forecast, adjusted for the assumed long-term growth rate. This result was discounted to the Valuation Date using the year ending present value factor, as opposed to a midyear present value factor which we used for calculating the discounted cash flow for each of the preceding years. The result of this calculation was the present value of the business enterprise residual value.

EXHIBIT 5.1 – Low

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF EXCESS EARNINGS/GOODWILL
(Dollars in Thousands)

1.	PROJECTED EARNINGS BEFORE CAPITAL CHARGES OR EARNINGS BEFORE INTEREST AND DEPRECIATION (EBID) (a)				$556.1
2.	(LESS): DEPRECIATION (a)				33.2

3.	EARNINGS BEFORE INTEREST CHARGES				589.2
4.	(LESS): ECONOMIC RETURN ON NET TANGIBLE ASSETS, DEBT AND IDENTIFIABLE INTANGIBLE ASSETS
		PERCENT RETURN (b)	06/30/02 MARKET VALUE (MV)	DERIVED NET INCOME

	Working Capital (c)	4.2%	2,311.0	97.4
	Fixed Assets (c)	4.2%	275.0	11.6
	Other Assets (c)	4.2%	9.0	0.4

	Total		$2,595.0		(109.4)

5.	EXCESS EARNINGS ATTRIBUTABLE TO GOODWILL (d)				479.9

6.	GOODWILL (EXCESS EARNINGS CAPITALIZED 22.1%)				$2,172.3

7.	SUMMARY OF MARKET VALUES (MV)
	Net Tangible Assets (Net Working Capital and Fixed Assets)				2,586.0
	Other Assets				9.0
	Goodwill/Intangible Assets				2,172.3
	(Less): Long Term Debt or Equivalents (e)				0.0

					4,767.3
	(Less): Discount (See Exhibit 4) 0.0%				0.0

	MV of Underlying Assets of Clary Corporation				$4,767.3

Summary of Significant Assumptions:
(a)	Information presented is taken from Income Statement for the year ending December 31, 2002.
(b)	The percent return is based upon an after tax calculation (see Exhibit 2.1).
(c)	Working capital and other assets are assumed to equal fair market value for FY 2002. Fixed assets (M&E) are stepped up to market value to compensate for MACRS depreciation.
(d)	Excess earnings are capitalized by dividing excess earnings attributable to goodwill by the expected rate of return. This rate of return approximates the cost of capital, as calculated in Exhibit 2.1.
(e)	In this valuation scenario the Company's preferred stock is treated as pure equity. A dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

EXHIBIT 5.2—High

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF EXCESS EARNINGS/GOODWILL
(Dollars in Thousands)

1.	PROJECTED EARNINGS BEFORE CAPITAL CHARGES OR EARNINGS BEFORE INTEREST AND DEPRECIATION (EBID) (a)				$556.1
2.	(LESS): DEPRECIATION (a)				33.2

3.	EARNINGS BEFORE INTEREST CHARGES				589.2
4.	(LESS): ECONOMIC RETURN ON NET TANGIBLE ASSETS, DEBT AND IDENTIFIABLE INTANGIBLE ASSETS
		PERCENT RETURN (b)	06/30/02 MARKET VALUE (MV)	DERIVED NET INCOME

	Working Capital (c)	4.2%	2,311.0	97.4
	Fixed Assets (c)	4.2%	275.0	11.6
	Other Assets (c)	4.2%	9.0	0.4

	Total		$2,595.0		(109.4)

5.	EXCESS EARNINGS ATTRIBUTABLE TO GOODWILL (d)				479.9

6.	GOODWILL (EXCESS EARNINGS CAPITALIZED 18.8%)				$2,550.8

7.	SUMMARY OF MARKET VALUES (MV)
	Net Tangible Assets (Net Working Capital and Fixed Assets)				2,586.0
	Other Assets				9.0
	Goodwill/Intangible Assets				2,550.8
	(Less): Long Term Debt or Equivalents (e)				(605.0)

					4,540.8
	(Less): Discount (See Exhibit 4) 0.0%				0.0

	MV of Underlying Assets of Clary Corporation				$4,540.8

Summary of Significant Assumptions:
(a)	Information presented is taken from Income Statement for the year ending December 31, 2002.
(b)	The percent return is based upon an after tax calculation (see Exhibit 2.2).
(c)	Working capital and other assets are assumed to equal fair market value for FY 2002. Fixed assets (M&E) are stepped up to market value to compensate for MACRS depreciation.
(d)	Excess earnings are capitalized by dividing excess earnings attributable to goodwill by the expected rate of return. This rate of return approximates the cost of capital, as calculated in Exhibit 2.2.
(e)	In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

EXHIBIT 5.3

DISCUSSION OF THE EXCESS EARNINGS/NET UNDERLYING ASSET APPROACH

In the excess earnings/net underlying asset approach, a pro forma analysis of the company on a stand-alone basis is performed. In addition to estimating the fair market value of the net tangible assets and other assets of Clary, the existence of goodwill in the Company is analyzed and its value is calculated. Goodwill is based upon earnings capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a reasonable rate of return on the net tangible assets, other assets and long-term debt.

Pro forma earnings before interest and depreciation (EBID) was calculated for the fiscal year ending December 31, 2002, based upon TMG projected income statements and other information provided by Clary management. From the calculated EBID, Clary's/TMG's projection of year ended 2002 depreciation expenses was deducted. This yielded earnings before interest after capital charges.

Next, we analyzed the net tangible assets and the underlying debt of the Company and the respective economic returns that a prudent investor would require on these assets and the long-term debt. The net tangible assets of Clary included primarily working capital and fixed assets. The estimated after tax economic return on the working capital is 4.2 percent. This return was estimated based upon the range of returns as represented by the returns on debt and equity capital, shown in Exhibit 2, and adjusted for perceived levels of risk. The estimated after tax return on the net tangible assets is 4.2 percent based upon the current interest rate Clary would pay on any debt instrument.

The derived net income streams accruing from the net underlying assets are summed and the amount is deducted from earnings before interest. The result is excess earnings attributable to goodwill. Goodwill is estimated by capitalizing (dividing the earnings by the expected rate of return) these excess earnings. We assumed a reasonable after-tax rate of return for goodwill equates to the cost of capital. Hence, calculated excess earnings were capitalized at a rate of a range from 18.8 to 22.1 in Exhibit 5.1 and 5.2.

EXHIBIT 6.1 – Low

THE MENTOR GROUP, INC.

CLARY CORPORATION
SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE(a)

APPROACH TO VALUATION	MARKET VALUE		ACCORDED WEIGHT	TOTAL VALUE (100% BASIS)
Company Buyout of Employee S/H	$5,719,694	(b)	20.0%	$1,143,939
Discounted Cash Flow	$4,318,132		40.0%	$1,727,253
Excess Earnings	$4,767,305		40.0%	$1,906,922

			100.0%

Market Value on a 100 Percent Basis = Total Capitalization				$4,778,114

Market Value of Common Stock Only (84.18%) Rounded				$4,022,218

Market Value Per Common Share After Dilution				$1.67

(Based Upon 2,407,419 Shares Outstanding)

Summary of Significant Assumptions:

(a)
In this valuation scenario the Company's preferred stock is treated as pure equity. A dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

(b)
Represents the 100 percent equivalent of a Company purchase of 95,000 common shares from a former employee for $2.00 per share in first quarter 2002.

EXHIBIT 6.2 – High

THE MENTOR GROUP, INC.

CLARY CORPORATION
SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE(a)

APPROACH TO VALUATION	MARKET VALUE		ACCORDED WEIGHT	TOTAL VALUE (100% BASIS)
Company Buyout of Employee S/H	$4,814,838	(a)(b)	20.0%	$962,968
Discounted Cash Flow	$4,499,112		40.0%	$1,799,645
Excess Earnings	$4,540,810		40.0%	$1,816,324

			100.0%

Market Value on a 100 Percent Basis = Total Capitalization				$4,578,936

Market Value of Common Stock Only (100%) Rounded				$4,579,000

Market Value Per Common Share(a)				$1.90

(Based Upon 2,407,419 Shares Outstanding)

Summary of Significant Assumptions:

(a)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

(b)
Represents the 100 percent equivalent of a Company purchase of 95,000 common shares from a former employee for $2.00 per share in first quarter 2002.

QuickLinks

SIGNATURE
  ANNEX C
  Appendix B
  EXHIBIT 1.1
  EXHIBIT 1.2
  EXHIBIT 1.3
  EXHIBIT 2.1 – Low
  EXHIBIT 2.2 – High
  Exhibit 2.3
  EXHIBIT 3
  EXHIBIT 4.1 – Low
  EXHIBIT 4.2 – High
  EXHIBIT 4.3
  EXHIBIT 5.1 - Low
  EXHIBIT 5.2 – High
  EXHIBIT 5.3
  EXHIBIT 6.1 – Low
  EXHIBIT 6.2 – High
  ANNEX D
  Appendix B
  EXHIBIT 1.1
  EXHIBIT 1.2
  EXHIBIT 1.3
  EXHIBIT 2.1 – Low
  EXHIBIT 2.2 – High
  Exhibit 2.3
  EXHIBIT 3
  EXHIBIT 4.1 – Low
  EXHIBIT 4.2 – High
  EXHIBIT 4.3
  EXHIBIT 5.1 – Low
  EXHIBIT 5.2—High
  EXHIBIT 5.3
  EXHIBIT 6.1 – Low
  EXHIBIT 6.2 – High